SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige Brands Holdings, Inc. ("Prestige") , the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma intends to file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

3

On April 27, 2012, Genomma Lab Internacional, S.A.B. de C.V. issued the following press release and filed it with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission):

GENOMMA LAB INTERNACIONAL SECURES COMMITTED FINANCING TO ACQUIRE PRESTIGE BRANDS HOLDINGS

Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") (BMV: LAB.B.) reiterated today that it has secured committed financing, subject to customary conditions, from BofA Merrill Lynch and Jefferies Finance LLC to acquire all of the outstanding shares of Prestige Brands Holdings, Inc. ("Prestige") (NYSE: PBH) common stock for $16.60 per share in cash.

Genomma is filing the executed commitment letters withthe U.S. Securities and Exchange Commission and the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission) and they will be publicly available on Monday, April 30, 2012.

Genomma once again demonstrates that financing for the transaction was never an issue and it has satisfied Prestige's conditions. Genomma once again emphasizes that it is fully prepared at any time to meet with representatives of Prestige to negotiate a mutually acceptable transaction.

4

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma's ability to realize the synergies contemplated by a potential transaction and Genomma's ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma may file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

5

# # #

Contacts:
Genomma Lab Internacional, S.A.B. de C.V.
Óscar Villalobos Torres
Vice President and Chief Financial Officer
Tel: 011 (5255) 5081-0083
ovillalobos@genommalab.com

6

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige Brands Holdings, Inc. ("Prestige"), the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma intends to file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

7

In accordance with the press release, below are the executed commitment letters::

BANK OF AMERICA, N.A. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036	JEFFERIES FINANCE LLC 520 Madison Avenue New York, NY 10022

CONFIDENTIAL

April 27, 2012

Genomma Lab Internacional, S.A.B. de C.V.
Antonio Dovali Jaime #70 Torre C, Piso 2
Col. Santa Fe
Mexico, D.F. 01210

Attention:  Oscar Villalobos, Chief Financial Officer

Project Encore 21

Commitment Letter

Ladies and Gentlemen:

Genomma Lab Internacional, S.A.B. de C.V. (“GLI” or “you”) has advised each of Bank of America, N.A. (“BOA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates, “Bank of America Merrill Lynch” and, together with BOA, “BofAML”) and Jefferies Finance LLC (“Jefferies Finance” and together with BofAML, the “Commitment Parties”) that GLI, through Superholdco and MergerSub, intends to acquire all of the equity interests of the Target pursuant to the transactions described in the summary of transactions set forth in Exhibit A (the “Transaction Description”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description or the Summaries of Principal Terms and Conditions attached hereto as Exhibits A, B, C, and D (collectively, the “Term Sheets”; this commitment letter, the Transaction Description, the Term Sheets, the Summary of Additional Conditions attached hereto as Exhibit E and Exhibit F, collectively, the “Commitment Letter”).  Superholdco, MergerSub, the Target and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”.

1. Commitments.  In connection with the Transactions, BOA and Jefferies Finance (each an “Initial Lender” and, collectively, the “Initial Lenders”) are pleased to advise you of:

(a)  BOA’s commitment to provide 50% of the aggregate principal amount of each tranche of the Target Senior Secured Facilities, 50% of the aggregate principal amount of the Opco Bridge Facility and 50% of the aggregate principal amount of the Superholdco Bridge Facility; and

(b)  Jefferies Finance’s commitment to provide 50% of the aggregate principal amount of each tranche of the Target Senior Secured Facilities, 50% of the aggregate principal amount of the Opco Bridge Facility and 50% of the aggregate principal amount of the Superholdco Bridge Facility;

in each case upon and subject to the terms and conditions set forth in this Commitment Letter and the Fee Letter including the satisfaction of the conditions set forth in Exhibits B, C and D hereto (limited on the Closing Date as indicated therein) and in Exhibit E hereto, and as adjusted pursuant to Section 2 below and as set forth in Exhibits B, C and D hereto, and subject in all cases to the Limited Conditionality Provisions.  For the avoidance of doubt, (i) each Initial Lender’s commitment hereunder in respect of the Opco Bridge Facility shall include its applicable percentage of any Opco Bridge Facility Increase or Opco Bridge Facility Decrease, (ii) each Initial Lender’s commitment hereunder in respect of the Superholdco Bridge Facility shall include its applicable percentage of any Superholdco Bridge Facility Increase and (iii) each Initial Lender’s aggregate commitments in respect of the Target Facilities shall not exceed $715,000,000.  The commitments of the Initial Lenders hereunder are several and not joint.

2. Adjustments to the Commitments.  The commitments of the Initial Lenders in respect of the Target Facilities shall be subject to reduction and/or increase as set forth in the Term Sheets.

3. Titles and Roles.  In addition, (a) BOA is pleased to advise you of its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Target Senior Secured Facilities Administrative Agent”) for the Target Senior Secured Facilities, (b) each of Bank of America Merrill Lynch and Jefferies Finance is pleased to advise you of its willingness, and you hereby engage each of the foregoing, to act as the joint lead arrangers and joint bookrunning managers (in such capacity, the “Target Senior Secured Facilities Lead Arrangers”) for the Target Senior Secured Facilities, and in connection therewith to form a syndicate of lenders for the Target Senior Secured Facilities (collectively, the “Target Secured Credit Facilities Lenders”), including the Initial Lenders, (c) Jefferies Finance is pleased to advise of its willingness, and you hereby engage Jefferies Finance, to act as the syndication agent for the Target Senior Secured Facilities, (d) BOA is pleased to advise you of its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Opco Bridge Administrative Agent”) for the Opco Bridge Facility, (e) each of Bank of America Merrill Lynch and Jefferies Finance is pleased to advise you of its willingness, and you hereby engage each of the foregoing, to act as the joint lead arrangers and joint bookrunning managers (in such capacity, the “Opco Bridge Facility Lead Arrangers”, and the Opco Bridge Facility Lead Arrangers as of the date hereof, the “Initial Opco Bridge Facility Lead Arrangers”) for the Opco Bridge Facility, and in connection therewith to form a syndicate of lenders for the Opco Bridge Facility (collectively, the “Opco Bridge Facility Lenders”), including the Initial Lenders, (f) BOA is pleased to advise you of its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Superholdco Bridge Administrative Agent” and, together with the Target Senior Secured Facilities Administrative Agent and the Opco Bridge Facility Administrative Agent, the “Administrative Agents” and each, an “Administrative Agent”) for the Superholdco Bridge Facility, (g) each of Bank of America Merrill Lynch and Jefferies Finance is pleased to advise you of its willingness, and you hereby engage each of the foregoing, to act as the joint lead arrangers and joint bookrunning managers (in such capacity, the “Superholdco Bridge Facility Lead Arrangers”, and the Superholdco Bridge Facility Lead Arrangers as of the date hereof, the “Initial Superholdco Bridge Facility Lead Arrangers”) for the Superholdco Bridge Facility, and in connection therewith to form a syndicate of lenders for the Superholdco Bridge Facility (collectively, the “Superholdco Bridge Facility Lenders” and, together with the Target Secured Credit Facilities Lenders and the Opco Bridge Facility Lenders, the Lenders”) and (h) each of Bank of America Merrill Lynch and Jefferies Finance is pleased to advise you of its willingness, and you hereby engage each of the foregoing, to act as consent solicitation agent in connection with the Credit Agreement Consent (as defined below) (together with the Target Senior Secured Facilities Lead Arrangers, the Opco Bridge Facility Lead Arrangers and the Superholdco Bridge Facility Lead Arrangers, the “Lead Arrangers”, and the Lead Arrangers as of the date hereof, the “Initial Lead

Arrangers”).  It is understood and agreed that (x) Bank of America Merrill Lynch will have “left” placement in any and all marketing materials or other documentation used in connection with the Target Facilities and the Credit Agreement Consent and all rights customarily associated with such role and (y) Jefferies Finance will be placed immediately to the right of Bank of America Merrill Lynch.

Except as set forth in this paragraph, you agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no other compensation (other than compensation expressly contemplated by this Commitment Letter or the Fee Letter referred to below) will be paid to any Lender in order to obtain its commitment to participate in the Target Facilities unless you and we shall so agree; provided that you may, on or prior to the date which is 21 calendar days after the date hereof, appoint up to one additional financial institution reasonably acceptable to the Lead Arrangers as joint arranger or bookrunner for the Target Facilities (the “Additional Lead Arranger”); provided further that in connection with the appointment of an additional joint arranger or bookrunner in accordance with the immediately preceding proviso, (x) the aggregate economics payable to such additional joint arranger or bookrunner (and any relevant affiliates thereof) in respect of the Target Facilities shall not exceed 20% of the total economics which would otherwise be payable to the Initial Lenders in respect of the Target Facilities pursuant to the Fee Letter and in equal percentages across all Target Facilities, (y) any such additional joint arranger or bookrunner (or its relevant affiliate) shall provide commitments ratably across the Target Facilities in a manner consistent with those provided by the Initial Lenders (it being understood that, notwithstanding anything in Section 4 to the contrary, the commitments of the Initial Lenders in respect of the Target Facilities, in each case pursuant to and in accordance with this proviso, shall be permanently reduced by the amount of the commitments of such appointed entity (or any relevant affiliate thereof) in respect of the Target Facilities, with such reduction allocated to reduce the commitments of the Initial Lenders in respect of the Target Facilities at such time on a pro rata basis according to the respective amounts of their commitments, upon the execution by such entity (and any relevant affiliate) of customary joinder documentation to this Commitment Letter and to the GLI Facilities Commitment Letter (as defined in Exhibit A), and thereafter, such entity (and any relevant affiliate) shall constitute (i) a “Commitment Party” and “Lead Arranger” hereunder and it or its relevant affiliate providing such commitment shall constitute an “Initial Lender” hereunder and (ii) a “Commitment Party” and “Lead Arranger” under the GLI Facilities Commitment Letter (as defined in Exhibit A) and it or its relevant affiliate providing a commitment under the GLI Facilities Commitment Letter shall constitute an “Initial Lender” as specified thereunder) and (z) the aggregate economics payable to such additional arranger or bookrunner (or any relevant affiliate thereof) in respect of the Target Facilities shall be proportionate to the commitment of such entity in respect of the Target Facilities.

4. Syndication.  The Lead Arrangers intend to commence syndication of the Target Facilities promptly after your acceptance of the terms of this Commitment Letter and the Fee Letter (as hereinafter defined) to a group of financial institutions identified by the Lead Arrangers in consultation with you and, with respect to the Revolving Credit Facility only, reasonably acceptable to them and you.  Notwithstanding any other provision of this Commitment Letter (other than the provisions contained in the last paragraph of Section 3 above) to the contrary, (a) no Initial Lender shall be relieved or novated from its obligations hereunder in connection with any syndication or assignment until the initial funding of the Target Facilities on the Closing Date, (b) no such assignment or novation shall become effective with respect to any portion of any Initial Lender’s commitment in respect of any of the Target Facilities until the initial funding of such Target Facility on the Closing Date, and (c) unless the Borrower agrees in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments, until the initial funding of the Target Facilities on the Closing Date has occurred.  Without limiting your obligations to assist with syndication efforts as set forth below, it is understood that the Initial Lenders’ commitments hereunder are not subject to the syndication of the Target Facilities nor the receipt of the ratings refer-

enced below.  You agree to actively assist, and, from and after the Merger Agreement Date, to use your commercially reasonable efforts to cause the Target and its subsidiaries to actively assist, the Lead Arrangers in achieving a syndication of each of the Target Facilities that is satisfactory to the Lead Arrangers.  Such assistance shall include, until the earlier to occur of (1) Successful Syndication (as defined in the Fee Letter) and (2) 90 days after the Closing Date (the “Syndication Date”), (a) your commercially reasonable efforts to provide and cause your advisors to provide, and, from and after the Merger Agreement Date, using your commercially reasonable efforts to cause the Target, its subsidiaries and its advisors to provide, the Lead Arrangers and the Lenders upon request with all information reasonably deemed necessary by the Lead Arrangers to complete such syndication, including, but not limited to, information and evaluations prepared by you, the Target and your and its advisors, or on your or its behalf, relating to the Transaction (including the Projections (as hereinafter defined), (b) (i) your assistance (and your commercially reasonable efforts to cause the Target to assist) in the preparation and completion, within fourteen calendar days following the Merger Agreement Date, of an information memorandum with respect to each of the Target Senior Secured Facilities in form and substance customary for transactions of this type and otherwise reasonably satisfactory to the Lead Arrangers and (ii) your approval of an information memorandum with respect to each of the Opco Bridge Facility and the Superholdco Bridge Facility to be prepared by the Lead Arrangers on the basis of publicly available information, not later than seven calendar days following the date on which the draft of each such information memorandum shall have been delivered to you (each information memorandum described in this clause (b), an “Information Memorandum”) and other materials to be used in connection with the syndication of each of the Target Facilities (collectively with the Term Sheets and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined)), the “Information Materials”), (c) your using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit materially from your existing lending relationships and, from and after the Merger Agreement Date, and to the extent practical and appropriate, the existing banking relationships of the Target, (d) your using commercially reasonable efforts to obtain, prior to launch of the syndications, corporate credit or family ratings of the Target after giving effect to the Transaction and ratings of the Target Facilities and the Notes from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) (collectively, the “Ratings”), (e) your otherwise assisting the Lead Arrangers in their syndication efforts, including by making your officers and advisors, and using your commercially reasonable efforts to make the officers and advisors of the Target, available from time to time to attend and make presentations regarding the business and prospects of GLI and its subsidiaries, the Companies and the Transaction at one or more meetings of prospective Lenders at times and places mutually agreed upon and (f) your negotiation in good faith for distribution to Lenders no later than five business days (or, in the case of the Credit Documentation with respect to the Bridge Facilities, two business days) prior to the Closing Date of substantially complete drafts of the Credit Documentation, which shall, in each case, be consistent with this Commitment Letter and the Term Sheets, subject to the Limited Conditionality Provisions set forth herein.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the Target Facilities in consultation with you, including decisions as to the selection of prospective Lenders who, with respect to the Revolving Credit Facility only, shall be reasonably acceptable to you and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders.  It is understood that no Lender participating in the Target Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Term Sheets.  It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of the Lead Arrangers.

5. Information Requirements.  You hereby represent and warrant that (a)  all written information and written data, other than Projections (as defined below) and other than information of a general economic or industry specific nature, that has been or is hereafter made available to the Lead

Arrangers or any of the Lenders by or on behalf of you or any of your representatives or by or on behalf of the Target or any of its representatives in connection with any aspect of the Transaction (the “Information”), taken as a whole, is or will be when furnished (in the case of Information with respect to the Target, to the best of your knowledge) correct in all material respects and does not and will not (in the case of Information with respect to the Target, to the best of your knowledge), when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto prior to the time such Information is used by or relied upon by the Lenders or Lead Arrangers, pursuant to their syndication efforts or otherwise) and (b) all financial projections concerning you and your subsidiaries or the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives or by or on behalf of the Target or its representatives (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared and at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).  You agree that if at any time prior to the later of the Closing Date and the Syndication Date you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations (to the best of your knowledge with respect to the Target) will be correct in all material respects at such time.  In issuing this commitment and in arranging and syndicating each of the Target Facilities, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof.

You acknowledge that (a) the Lead Arrangers on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to GLI, its subsidiaries, the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities.  If reasonably requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom.  In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Lead Arrangers on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Target Facilities and (c) drafts and final versions of definitive documents with respect to the Target Facilities.  If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Lead

Arrangers will not distribute such materials to Public Lenders without further discussions with you.  You agree that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

6. Fees and Indemnities.

(a) You agree to pay (or cause to be paid) the fees set forth in the separate fee letter addressed to you dated the date hereof from the Commitment Parties (the “Fee Letter”) if and to the extent payable.  You also agree to reimburse the Commitment Parties on the earlier of (x) the Closing Date and (y) the date on which the commitments and undertakings of the Commitment Parties hereunder shall terminate pursuant to the last paragraph of Section 10 hereof for all reasonable and documented out-of-pocket fees and expenses (including the reasonable fees, disbursements and other charges of one primary counsel and one local counsel to the Commitment Parties in each relevant jurisdiction and due diligence expenses) incurred in connection with the Target Facilities, the syndication thereof, the preparation of the Credit Documentation therefor and the other transactions contemplated hereby, whether or not any Closing Date occurs or any Credit Documentation is executed and delivered or any extensions of credit are made under the Target Facilities.  You acknowledge that one or more of the Commitment Parties may receive a benefit in unrelated matters, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including its representation with respect to the Transactions.

(b) You also agree to indemnify and hold harmless each of the Commitment Parties and each of their respective affiliates, successors and permitted assigns and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable and documented out-of-pocket fees, disbursements and other charges of one primary counsel and one local counsel to the Commitment Parties in each relevant jurisdiction (and, in the case of a conflict of interest, additional counsel to all affected Indemnified Parties similarly situated in each relevant jurisdiction) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transactions or any of the other transactions contemplated thereby or (b) the Target Facilities, or any use made or proposed to be made with the proceeds thereof; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, losses, liabilities or related expenses to the extent they arise from (i) the gross negligence or willful misconduct of, or material breach of the obligations under this Commitment Letter by, such Indemnified Party, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction or (ii) any disputes solely among Indemnified Parties and not arising out of any act or omission of you or any of your affiliates (other than any claims against any Commitment Party in its capacity or in fulfilling its role as an Administrative Agent or Lead Arranger or any similar role under any Target Facility).  In the case of any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transactions is consummated.  You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you, the Companies or your or their subsidiaries or affiliates or to your or their respective equity holders or creditors or any other person arising out of, related to or in connection with any aspect of the Transactions, except to the extent of direct (as opposed to special, indirect, consequential, exemplary or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.  It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person), and that the Commitment Parties shall be severally liable solely in respect of their respective commitments to the Target Facilities, on a several, and not joint, basis with any other Lender, and that such liability shall only arise to the extent damages have been caused by breach of the Commitment Parties’ respective obligations hereunder to negotiate in good faith the Credit Documentation on the terms set forth in this Commitment Letter and the Fee Letter, as determined in a final, non-appealable judgment by a court of competent jurisdiction.  Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final, non-appealable judgment of a court of competent jurisdiction.  You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission.

7. Conditions to Financing.  The commitments of the Initial Lenders in respect of the Target Facilities and the undertakings of the Lead Arrangers to provide the services described herein are subject to the satisfaction of each of the conditions set forth in Exhibit E hereto and each of the following conditions precedent: (a) to the extent you are provided with an opportunity to conduct a due diligence investigation of the Target, our having a concurrent opportunity to conduct a comparable due diligence investigation of the Target (including your providing or causing us to be provided with access to all due diligence materials and information with respect to the Target made available to you and a reasonable opportunity to participate in any due diligence discussions with the Target), and our satisfaction in all respects with the results thereof;1 (b) our not having discovered or otherwise having become aware of any information (including, as a result of events or circumstances arising after the date hereof) not previously disclosed to us (including without limitation by way of any public filings by the Target with the Securities and Exchange Commission prior to the date hereof) that is inconsistent in a material and adverse manner with our understanding of (i) the business, assets, liabilities, operations, condition (financial or otherwise), operating results or prospects of the Target and its subsidiaries, taken as a whole, or (ii) the Transaction; (c) none of GLI, Superholdco, MergerSub or their respective subsidiaries and, from and after the Merger Agreement Date, neither of Target nor any of its subsidiaries shall have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of the syndication or issuance of, or engaged in discussions concerning the syndication or issuance of, any debt of GLI, Superholdco, MergerSub, the Target or any of their respective subsidiaries (other than the Target Facilities, the GLI Senior Secured Notes, the GLI Bridge Loans, the Notes and up to $750 million (or if less than $750 million, not more than $500 million) of “Replacement Commitments” contemplated by the GLI Facilities Commitment Letter (but solely on the terms and subject to the conditions contemplated by such GLI Facilities Commitment Letter or otherwise mutually satisfactory to the parties hereto), including any renewals or refinancings of any existing debt, without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld); and (d) the execution of definitive documents and other customary closing documents, including legal opinions and closing certificates.

1 We expect to be in a position to remove this condition prior to the execution of the Merger Agreement.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations relating to the Target, its subsidiaries and its businesses the accuracy of which shall be a condition to the availability of the Target Facilities on the Closing Date shall be (i) the representations made by or with respect to the Target and its subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that GLI or MergerSub has the right to terminate its obligations under the Merger Agreement, or to decline to consummate the Acquisition pursuant to the Merger Agreement (as hereinafter defined), as a result of a breach of such representations in the Merger Agreement (the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as hereinafter defined).  For purposes hereof, “Specified Representations” means the representations and warranties relating to corporate status, corporate power and authority to enter into the Credit Documentation, due authorization, execution, delivery and enforceability of the Credit Documentation, no conflicts with laws, charter documents or material agreements, solvency, Federal Reserve margin regulations, the U.S.A. Patriot Act, laws applicable to sanctioned persons, the Foreign Corrupt Practices Act, the Investment Company Act, status of the Target Facilities as senior debt, the creation, validity, priority and perfection of the security interests granted in the intended collateral (it being understood that to the extent any security interest in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement, the filing of short-form security agreements with the United States Copyright Office or the delivery of certificates evidencing equity interests) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such perfected security interest(s) shall not constitute a condition precedent to the availability of the Target Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed).  This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

8. Confidentiality and Other Obligations.  This Commitment Letter and the Fee Letter and the contents hereof and thereof are confidential and, may not be disclosed in whole or in part to any person or entity without our prior written consent except (i) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process based on the reasonable advice of your legal counsel (in which case you agree to inform us (to the extent practicable and not prohibited by applicable law) promptly thereof), (ii) to your officers, directors, agents, employees, attorneys, accountants, advisors or controlling persons on a confidential basis and (iii) after your acceptance thereof, this Commitment Letter (but not the Fee Letter) may be disclosed (w) on a confidential basis to the board of directors, officers and advisors of the Target in connection with their consideration of the Transactions, (x) in filings that are required by law to be made in connection with the Transactions with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, (y) in any prospectus or other offering memorandum relating to the Notes and (z) to rating agencies in connection with their evaluation of the Target Facilities for ratings purposes; provided that it is understood that (a) you may make a public announcement of the Tender Offer and, after your acceptance of this Commitment Letter and the Fee Letter, disclose the existence of the commitments of the Commitment Parties hereunder, and in the case of any such disclosure that mentions the name of any Commitment Party, with such Commitment Party’s prior consent (such consent not to unreasonably withheld) and (b) after your acceptance of this Commitment Letter and the Fee Letter, the aggregate fees payable under the Fee Letter may be disclosed in generic disclosure of aggregate sources and uses contained in any offering memorandum, prospectus or other marketing materials relating to the Target Facilities.

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this letter agreement and otherwise in connection with the Transactions and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Parties from disclosing any such information (i) pursuant to the order of any court or administrative agency or governmental authority, of any nature whatsoever, or in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process (in which case the Commitment Parties agree to inform you promptly thereof to the extent practical prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory or governmental authority having jurisdiction over the Commitment Parties or any of their respective affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by the Commitment Parties, (iv) to the Commitment Parties’ affiliates, employees, legal counsel, advisors, independent auditors and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and have been instructed to keep such information confidential on substantially the terms set forth herein or who are otherwise bound by an obligation of confidentiality (whether by law, contract or otherwise), (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by the Commitment Parties, (viii) to potential Lenders, participants or assignees who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material), (ix) to the extent included in any Information Materials distributed to Public Lenders or (x) to the extent provided to rating agencies.  This paragraph shall terminate on the first anniversary of the date hereof.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours.  The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to GLI, its subsidiaries, the Companies and their respective affiliates with the same degree of care as they treat their own confidential information.  The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.  In connection with the services and transactions contemplated hereby, you agree that the Commitment Parties are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, your subsidiaries, the Companies or any of their respective affiliates that is or may come into the possession of the Commitment Parties or any of such affiliates, to the extent such affiliates, agents, advisors or representatives have been informed of the confidential nature of such information and have been instructed to keep such information confidential on substantially the terms set forth herein or who are otherwise bound by an obligation of confidentiality (whether by law, contract or otherwise).

We note that GLI and/or Superholdco may have retained one or more of the Commitment Parties as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition, and may in the future retain one or more of the Commitment Parties to provide certain other services in connection with the Transactions. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from the engagement of the Financial Advisor and the other retentions referred to in the preceding sentence, on the one hand, and our and our affiliates’ relationships with you in respect of the Target Facilities as described and referred to herein, on the other hand.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) each of the Target Facilities and any related arranging or other services described in this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment

Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with each transaction contemplated hereby and the process leading to such transaction, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor (other than as expressly set forth in the preceding paragraph, it being understood that this Commitment Letter shall not create any such advisory relationship), agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party, (v) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Commitment Parties has advised or is currently advising you or your affiliates on other matters) and the Commitment Parties have no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates.  To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “U.S.A. Patriot Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties, as applicable, to identify you in accordance with the U.S.A. Patriot Act.

9. Survival of Obligations.  The provisions of Sections  4, 5, 6, 8 and 10 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder; provided that your obligations under this Commitment Letter (other than (i) your obligations with respect to syndication, which shall survive only until the Syndication Date, and (ii) confidentiality) shall automatically terminate and be superseded by the corresponding provisions (if any) of the Credit Documentation.

10. Miscellaneous.  This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original.  Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof.  Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter or the Fee Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) agreement with respect to the subject matter herein, it being acknowledged and agreed that the funding of the Target Facilities is subject to the other terms of this Commitment Letter, including without limitation the satisfaction of the conditions specified herein and the execution and delivery of the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided that if the Merger Agreement is governed by the laws of the State of Delaware (a) the interpretation of the definition of “Target Material Adverse Effect” (or equivalent defined term) (and whether or not a “Target Material Adverse Effect” (or equivalent defined term) has occurred), (b) the determination of the accuracy of the Specified Merger Agreement Representations and whether as a result of the inaccuracy thereof you or your affiliates have the right to terminate your (or their) obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement, and claims or disputes arising out of such determination or any aspect of such determination, shall be governed by, and construed in accordance with the laws of the State of Delaware (without regard to its rules of conflict of laws).  Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof.  Each party hereto hereby irrevocably and unconditionally (a) submits for itself and its property in any legal action or proceeding relating to this Commitment Letter or the Fee Letter, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of (x) the federal and state courts in the Borough of Manhattan, City of New York, and appellate courts from any thereof and (y) in addition to (x), the courts of its own corporate domicile in respect of actions brought against it as a defendant; (b) agrees that any such action or proceeding may be brought in such courts and irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and further waives any right to which it may be entitled on account of place of residence or domicile; (c) agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any other court to whose jurisdiction it is or may in the future be subject, by suit upon judgment; (d) agrees that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute and (e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.  In addition, GLI agrees (a) to maintain an agent for service of process (the “Process Agent”), whether CT Corporation System or otherwise, in the City of New York for the purpose of receiving service of process in connection with any such action or proceeding, with such agent indicating its acceptance of its appointment as agent by letter to the Lead Arrangers and (b) that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Process Agent at its address in the City of New York.

GLI represents and warrants that: (a) it is subject to civil and commercial law with respect to its obligations under this Commitment Letter and the Fee Letter, and the execution and delivery of this Commitment Letter and the Fee Letter by it, and the performance by it of its obligations hereunder and thereunder, constitute private and commercial acts rather than public or governmental acts; and (b) neither GLI nor any of its properties or revenues, is entitled to any right of immunity in any jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to its obligations under this Commitment Letter or the Fee Letter.  To the extent that GLI has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property,

GLI hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Commitment Letter or the Fee Letter.  GLI agrees that the waivers set forth in this Section 10 shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

Any and all payments by GLI under this Commitment Letter or the Fee Letter shall be made without set-off, defense, counterclaim and free and clear of and without deduction for any and all present and future, taxes, levies, imposts, withholdings, deductions or charges imposed in Mexico or in any other jurisdiction from where or through which payments are made and shall be made in immediately available U.S. dollars in New York.  GLI shall pay any and all such taxes and shall indemnify each Commitment Party for, and hold them harmless against, any such taxes and any liability arising therefrom or with respect thereto.  The obligation of GLI hereunder and under the Fee Letter to make payments in U.S. dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than U.S. dollars except to the extent to which such tender or recovery shall result in the effective receipt by us of the full amount of U.S. dollars expressed to be payable hereunder or under the Fee Letter, and GLI shall indemnify each Commitment Party (as an alternative or additional cause of action) for the amount (if any) by which such effective receipt shall fall short of the full amount of U.S. dollars expressed to be payable hereunder and such obligation to indemnify shall not be affected by judgment being obtained for any other sums due hereunder.

If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due under this Commitment Letter or the Fee Letter in U.S. dollars into another currency (the “Other Currency”), the rate of exchange used shall be that at which in accordance with normal, reasonable banking procedures and taking into account customary fees, premiums and other conversion costs, the party being paid could purchase U.S. dollars with the Other Currency in New York City on the business preceding the day on which final, non-appealable judgment is given.  The obligation of GLI in respect of any sum due from it hereunder shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that on the business day following receipt by the party being paid of any sum adjudged to be so due in the Other Currency, such party may in accordance with its normal banking procedures purchase U.S. dollars with the Other Currency; if the U.S. dollars so purchased are less than the sum originally due to the party being paid in U.S. dollars, GLI agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the party being paid against such loss.

This Commitment Letter, together with the Fee Letter, embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the Target Facilities and supersedes all prior agreements and understandings relating to the subject matter hereof.  No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter.  Neither this Commitment Letter (including the attachments hereto) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

This Commitment Letter may not be assigned by you (except to a “shell” company organized in the United States controlled, directly or indirectly, by GLI to effect, directly or indirectly, the consummation of the Acquisition prior to or substantially concurrently with (and to the Target substantially concurrently with) the consummation of the closing of the Acquisition; provided, however, that no such assignment shall have the effect of discharging or otherwise modifying the obligations of GLI hereunder) without our prior written consent (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties).  Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates.  No Lead Arranger shall assign its rights under this Commitment Letter or the Fee Letter as a Lead Arranger in its capacity as such (other than to one of its affiliates) without the prior written consent of each of the parties hereto.

Please indicate your acceptance of the terms of the Target Facilities set forth in this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter, not later than 9:00 p.m. (New York City time) on April 27, 2012, whereupon the undertakings of the parties with respect to the Target Facilities shall become effective to the extent and in the manner provided hereby.  This offer shall terminate with respect to the Target Facilities if not so accepted by you at or prior to that time.  Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) the closing of the Acquisition with or without the use of the Target Senior Secured Facilities or the Bridge Facilities, as applicable, (b) the termination of the Merger Agreement in accordance with its terms or by you or with your written consent without the Acquisition having been closed, (c) the acceptance by any of the Target or any of their affiliates of an offer for all or any substantial part of the capital stock or property and assets of the Target other than as part of the Transactions and (d)  October 27, 2012 (or, if earlier, the outside termination date under the Merger Agreement).

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours, BANK OF AMERICA, N.A.

By:	/s/ Adam Cady
Name: Adam Cady
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Adam Cady
Name: Adam Cady
Title: Managing Director

Signature Page to Commitment Letter

JEFFERIES FINANCE LLC

By:	/s/ E.J. Hess
Name: E.J. Hess
Title: Managing Director

Signature Page to Commitment Letter

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.

By:	/s/ Oscar Villalobos Torres
Name: Oscar Villalobos Torres
Title: Vice President and Chief Financial Officer

By:	/s/ Patricia Faci Villalobos
Name: Patricia Faci Villalobos
Title: Executive Vice President and Chief Operating Officer

EXHIBIT A

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the Commitment Letter.  In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

GLI intends to acquire (the “Acquisition”), through a newly-formed wholly-owned special purpose entity organized under the laws of the State of Delaware (“MergerSub”) as a direct wholly-owned subsidiary of Superholdco, all of the outstanding equity interests of Prestige Brands Holdings, Inc., a Delaware corporation (the “Target”).  To effectuate the foregoing:

1.
MergerSub may commence or maintain a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of capital stock of the Target (the “Shares”) not owned directly or indirectly by GLI at the time of the commencement of the Tender Offer at a price of $16.60 per share in cash (the “Share Price”).  The Tender Offer shall be conditioned upon, inter alia, (x) Target shareholders having validly tendered and not withdrawn prior to the expiration date of the Tender Offer (as the same may be extended in accordance with the terms of the Tender Offer) at least that number of Shares that, together with the Shares of the Target owned directly or indirectly by GLI at the time of the commencement of the Tender Offer, shall constitute not less than fifty-one percent (51%) of the then-outstanding Shares on a fully-diluted basis and (y) the entering into a definitive merger agreement (the “Merger Agreement”; the date of entry into the Merger Agreement, the “Merger Agreement Date”) among GLI, MergerSub and the Target.  MergerSub shall be a direct wholly-owned subsidiary of Genomma Lab America Holdings, Inc. (“Superholdco”), a newly-formed, wholly-owned, direct or indirect Delaware-domiciled subsidiary of GLI.

2.	The following terms shall have the following meanings:

▪	“Closing Date” means the date on which shares are initially accepted for payment under the Tender Offer.

▪	“Equity Consideration” means consideration paid to acquire the Shares.

▪
“Merger Condition” shall mean that MergerSub shall own a sufficient amount of Shares such that a merger with the Target may be effected under Delaware law and without any approval by the shareholders of the Target other than MergerSub.

▪	The term “Target” shall include, after the consummation of the Acquisition, the Target as the surviving corporation thereof.

3.
MergerSub shall, pursuant to the Merger Agreement, as soon as practicable (but no later than two business days) thereafter, merge with and into the Target in accordance with Delaware law (the “Merger”), with the Target surviving such Merger as an indirect wholly-owned subsidiary of GLI.

In connection with the foregoing, it is intended that:

4.
GLI shall obtain (a) either up to $750 million of senior secured notes (“GLI Senior Secured Notes”) in a Rule 144A or other private placement or (b) to the extent all or any portion of such GLI Senior Secured Notes have not been placed on or prior to the Closing Date, up to $750 mil

Exhibit A-1

lion (less the principal amount of any GLI Senior Secured Notes or other permanent securities of GLI (“GLI Permanent Securities”) issued on or prior to such date) of senior secured increasing rate bridge loans (“GLI Bridge Loans”) under the GLI Bridge Facility, which shall be available on the Closing Date to finance a portion of the Equity Consideration, and shall borrow, on or prior to the Closing Date, not less than such amount thereunder (the “GLI Bridge Loan Proceeds” and, together with the proceeds of the GLI Senior Secured Notes, the “GLI Proceeds”), described in a commitment letter by and among GLI and the lenders party thereto (the “GLI Facilities Commitment Letter”).  The GLI Proceeds, together with cash on hand, shall be contributed, directly or indirectly, by GLI to Superholdco, and then from Superholdco to MergerSub in the form of cash equity (the “Equity Contribution”) (with all such contributions in the form of common equity unless otherwise agreed in the reasonable discretion of the Lead Arrangers), in an aggregate amount equal to at least $662.5 million (or in the case of an Opco Bridge Facility Increase, $696.9 million).

5.
Either (i) an amendment and waiver (the “Credit Agreement Consent”) to the Credit Agreement, dated as of January 31, 2012 (providing for credit extensions in an aggregate principal amount not to exceed $710 million, as amended prior to the date hereof and without giving effect to any amendments thereto after the date hereof that would increase the amount borrowed or outstanding thereunder, the “Existing Credit Agreement”), among the Target, Prestige Brands, Inc. (“Opco”), as borrower, the subsidiaries of Opco party thereto, Citibank, N.A., as administrative agent, and the lenders and other agents party thereto, in form and substance satisfactory to the Lead Arrangers (determined in consultation with GLI) shall have become effective, which amendment and waiver (A) shall include without limitation (x) a waiver of any “Default” or “Event of Default” (each, for purposes of this paragraph, as defined in the Existing Credit Agreement) which, but for such waiver or amendment, would result from the Transactions or otherwise amends the definition of “Change of Control” under the Existing Credit Agreement in accordance with the Existing Credit Agreement as a result of which the Transactions will not constitute a “Change of Control” thereunder, (y) an amendment that permits the incurrence of up to $250 million of additional term loans thereunder (which incremental term loans may, in the discretion of the Lead Arrangers, have some or all of the economic and other terms contemplated for the Term Loans (as defined below) pursuant to Exhibit B, as such terms are permitted to be modified pursuant to the "Market Flex" provisions of the Fee Letter) solely to the extent necessary to finance the Secured Notes Change of Control Payment (if any) described in paragraph 6 and (z) conditions to effectiveness thereof satisfactory to the Lead Arrangers and (B) may include, at the request of the Lead Arrangers, any other amendments the effect of which would be to provide for economic and other terms consistent with those set forth in Exhibit B (including any modifications to such terms as are permitted pursuant to the “Market Flex” section of the Fee Letter) or (ii) on the Closing Date, Opco will borrow up to $660 million of senior secured term loans (“Term Loans”) under the senior secured credit facilities (which include a $50 million revolving credit facility) described in Exhibit B to the Commitment Letter  (the “Target Senior Secured Facilities”) (which Term Loans shall, for the avoidance of doubt, be in addition to (and as part of the same term loan facility as) the Term Loans referred to in paragraph 6) to refinance in full all term loans outstanding under the Existing Credit Agreement.

6.
Either (i) the holders of the $250 million of 8.25% Senior Notes due 2018 of Opco (in such amount, without giving effect to any amendments thereto after the date hereof, the “Existing Secured Notes”) shall have consented to a modification of the definition of “Change of Control” (as defined in the Indenture, dated as of March 24, 2010, among Opco, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Secured Notes Indenture”)) in accordance with the Secured Notes Indenture as a result of which the Transactions will not constitute a “Change of Control” thereunder, and any additional amendments, waivers or consents re-

Exhibit A-2

quested by the Lead Arrangers in consultation with GLI, in each case in form and substance, including without limitation conditions to effectiveness, reasonably satisfactory to the Lead Arrangers in their sole discretion shall have become effective (the “Secured Notes Consent”) at least 15 business days prior to the beginning of a Qualifying Marketing Period (as defined in Exhibit E) or (ii) (1) on a date acceptable to the Lead Arrangers (in consultation with GLI), but in any event no later than 15 business days prior to the beginning of a Qualifying Marketing Period, (x) a “Change of Control Offer” (as defined in the Secured Notes Indenture) with respect to the Existing Secured Notes, which will expire on the business day preceding the Closing Date, shall be made in accordance with the terms of the Secured Notes Indenture (the “Secured Notes Change of Control Offer”) and (y) if requested by the Lead Arrangers (such request made in consultation with GLI), Opco shall launch an offer to purchase all of the outstanding Existing Secured Notes, such offer to expire on or prior to the business day preceding the Closing Date (with customary provisions for early tender prior to the commencement of a Qualifying Marketing Period with no right of withdrawal thereafter) (the “Secured Notes Tender”) and (2) Opco shall obtain up to $250 million of Term Loans (reduced on a dollar-for-dollar basis by the aggregate principal amount of Existing Secured Notes that remains outstanding after giving effect to the Secured Notes Change of Control Offer and, if applicable, the Secured Notes Tender) (which Term Loans shall, for the avoidance of doubt, be in addition to (and as part of the same term loan facility as) the Term Loans referred to in paragraph 5) under the Target Senior Secured Facilities, which shall be available on the Closing Date to finance the redemption of any Existing Secured Notes tendered pursuant to the Secured Notes Change of Control Offer (the “Secured Notes Change of Control Payment”).

7.
Either (i) the holders of the $250 million of 8.125% Senior Notes due 2020 of Opco (in such amount, without giving effect to any amendments thereto after the date hereof, the “Existing Unsecured Notes”) shall have consented to a modification of the definition of “Change of Control” (as defined in the Indenture, dated as of January 31, 2012, among Opco, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Unsecured Notes Indenture”)) in accordance with the Unsecured Notes Indenture as a result of which the Transactions will not constitute a “Change of Control” thereunder, and any additional amendments, waivers or consents requested by the Lead Arrangers (in consultation with GLI), in each case in form and substance, including without limitation conditions to effectiveness, reasonably satisfactory to the Lead Arrangers in their sole discretion shall have become effective (the “Unsecured Notes Consent” and, together with the Secured Notes Consent and the Credit Agreement Consent, the “Consents”) at least 15 business days prior to the beginning of a Qualifying Marketing Period or (ii) (1) on a date acceptable to the Lead Arrangers (in consultation with GLI), no later than 15 business days prior to the beginning of a Qualifying Marketing Period, (x) a “Change of Control Offer” (as defined in the Unsecured Notes Indenture) with respect to the Existing Unsecured Notes, which will expire on the business day preceding the Closing Date, shall be made in accordance with the terms of the Unsecured Notes Indenture (the “Unsecured Notes Change of Control Offer”) and (y) if requested by the Lead Arrangers (such request made in consultation with GLI), Opco shall launch an offer to purchase all of the outstanding Existing Unsecured Notes, such offer to expire on or prior to the business day preceding the Closing Date (with customary provisions for early tender prior to the commencement of a Qualifying Marketing Period with no right of withdrawal thereafter) (the “Unsecured Notes Tender” and, together with the Secured Notes Tender, the “Notes Tenders”) and (2) either (A) if the aggregate principal amount of Existing Unsecured Notes that is tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender is at least $150 million, Opco shall obtain  either (a) up to $250 million (reduced by the aggregate principal amount of Existing Unsecured Notes not tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender, but to not less than $150 million) of senior unsecured notes (the “Opco

Exhibit A-3

Notes”) in a Rule 144A or other private placement (which Opco Notes shall, for the avoidance of doubt, be in addition to the Opco Notes referred to in paragraph 8) or (b) to the extent all or any portion of such Opco Notes have not been placed on or prior to the Closing Date, up to $250 million (reduced by the aggregate principal amount of Existing Unsecured Notes not tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender, but to not less than $150 million) (less the principal amount of any Opco Notes or other Opco Permanent Securities issued on or prior to such date) of senior unsecured increasing rate bridge loans (“Opco Bridge Loans”) (which Opco Bridge Loans shall, for the avoidance of doubt, be in addition to the Opco Bridge Loans referred to in paragraph 8) under the Opco Bridge Facility described in Exhibit C-I to the Commitment Letter, which shall be available on the Closing Date to finance the redemption of any Existing Unsecured Notes tendered to Opco pursuant to the Unsecured Notes Change of Control Offer (the “Unsecured Notes Change of Control Payment”) or (B) if the aggregate principal amount of Existing Unsecured Notes that is tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender is less than $150 million, Superholdco shall obtain either (a) up to $150 million of senior unsecured PIK toggle notes (in an amount equal to the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender) (“Superholdco Notes” and together with the Opco Notes, the “Notes”) (which Superholdco Notes shall, for the avoidance of doubt, be in addition to the Superholdco Notes referred to in paragraph 8) in a Rule 144A or other private placement or (b) to the extent all or any portion of such Superholdco Notes have not been placed on or prior to the Closing Date, up to $150 million (in an amount equal to the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender less the principal amount of any Superholdco Notes or other Superholdco Permanent Securities issued on or prior to such date) of senior unsecured increasing-rate PIK toggle bridge loans (the “Superholdco Bridge Loans”) (which Superholdco Bridge Loans shall, for the avoidance of doubt, be in addition to the Superholdco Bridge Loans referred to in paragraph 8) under the Superholdco Bridge Facility described in Exhibit D-I to the Commitment Letter (together with the Opco Bridge Facility, the “Bridge Facilities”; the Bridge Facilities together with the Target Senior Secured Facilities, the “Target Facilities”’), which shall be available on the Closing Date to finance the Unsecured Notes Change of Control Payment.

8.
If (x) any of the Consents shall become effective, Superholdco shall obtain either (a) up to $220 million of Superholdco Notes (which notes shall, for the avoidance of doubt, be in addition to the Superholdco Notes referred to in paragraph 7) in a Rule 144A or other private placement or (b) to the extent all or any portion of such Superholdco Notes have not been placed on or prior to the Closing Date, up to $220 million (less the principal amount of any Superholdco Notes or other Superholdco Permanent Securities issued on or prior to such date) of Superholdco Bridge Loans (which Superholdco Bridge Loans shall, for the avoidance of doubt, be in addition to the Superholdco Bridge Loans referred to in paragraph 7) under the Superholdco Bridge Facility, which shall be available on the Closing Date to finance a portion of the Equity Consideration or (y) otherwise, Opco shall obtain either (a) up to $220 million of Opco Notes in a Rule 144A or other private placement (which Opco Notes shall, for the avoidance of doubt, be in addition to the Opco Notes referred to in paragraph 7) or (b) to the extent all or any portion of such Opco Notes have not been placed on or prior to the Closing Date, up to $220 million of Opco Bridge Loans less the principal amount of any Opco Notes or other Opco Permanent Securities issued on or prior to such date (which Opco Bridge Loans shall, for the avoidance of doubt, be in addition to the Opco Bridge Loans referred to in paragraph 7) under the Opco Bridge Facility, which shall be available on the Closing Date to finance a portion of the Equity Consideration.

9.	All third party indebtedness for borrowed money of the Target and its subsidiaries, other than

Exhibit A-4

(i) indebtedness permitted to be incurred prior to the Closing Date under the Merger Agreement, (ii) the Existing Credit Agreement (only in the event that the Credit Agreement Consent is obtained), (iii) the Existing Secured Notes (in the event that the Secured Notes Consent is obtained or to the extent not tendered pursuant to the Secured Notes Change of Control Offer or, if applicable, the Secured Notes Tender), (iv) the Existing Unsecured Notes (in the event that the Unsecured Notes Consent is obtained or to the extent not tendered pursuant to the Unsecured Notes Change of Control Offer or, if applicable, the Unsecured Notes Tender) and (v) certain other limited indebtedness of the Target and its subsidiaries that the Lead Arrangers and GLI reasonably agree may remain outstanding after the Closing Date, will be refinanced or otherwise repaid in full and any security interests or guarantees in connection therewith shall have been terminated or released (collectively, the “Refinancing”).

10.
The proceeds of the Equity Contribution, the Opco Notes, the Superholdco Notes and the Target Facilities shall be used (i) to pay the Equity Consideration, (ii) to pay for the Refinancing (if and to the extent applicable) and (iii) to pay the fees and expenses incurred in connection with the Transactions (including any fees and expenses associated with the Consents).

The transactions described above are collectively referred to herein as the “Transactions”.

Exhibit A-5

EXHIBIT B

SUMMARY OF TERMS AND CONDITIONS

$960 MILLION SENIOR SECURED CREDIT FACILITIES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B is attached.

Borrower:	Prestige Brands, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Target.

Guarantors:
The obligations of the Borrower and its subsidiaries under the Target Senior Secured Facilities and under any treasury management, interest protection or other hedging arrangements entered into with a Target Secured Credit Facilities Lender (or an affiliate thereof) will be guaranteed by the Target and each of the existing and future wholly-owned direct and indirect restricted subsidiaries of the Borrower (the “Guarantors”), other than any subsidiary that is a “controlled foreign corporation” (a “CFC”) under Section 957 of the Internal Revenue Code to the extent such guarantee would result in a material tax liability.  All guarantees will be guarantees of payment and not of collection.

Administrative Agent
and Collateral Agent:	BOA will act as sole and exclusive administrative agent and collateral agent for the Target Secured Credit Facilities Lenders (the “Target Senior Secured Facilities Administrative Agent”).

Joint Lead Arrangers
and Joint Bookrunning
Managers:
Bank of America Merrill Lynch and Jefferies Finance will act as joint lead arrangers and joint bookrunning managers for the Target Senior Secured Facilities (the “Target Senior Secured Facilities Lead Arrangers”).

Syndication Agent:	Jefferies Finance

Lenders:
Each of the Initial Lenders (or an affiliate thereof) and other banks, financial institutions and institutional lenders selected by the Target Senior Secured Facilities Lead Arrangers (the “Target Secured Credit Facilities Lenders”).

Senior Credit Facilities:	Subject to adjustment as provided below, an aggregate principal amount of up to $960 million will be available through the following facilities:

Term Facility:  a $910 million senior secured first-lien term loan facility (the “Term Facility”’; the loans made thereunder, the “Term Loans”).

Revolving Credit Facility:  a $50 million senior secured first-lien revolving credit facility (the “Revolving Credit Facility”; the loans made

Exhibit B-1

thereunder, the “Revolving Loans” and, the Revolving Credit Facility together with the Term Facility, the “Target Senior Secured Facilities”) available from time to time on or after the Target Senior Secured Facilities Closing Date until the fifth anniversary of the Target Senior Secured Facilities Closing Date, and to include a sublimit to be determined for the issuance of standby letters of credit (each, a “Letter of Credit”), including Letters of Credit that are subject to “auto-renewal” provisions on customary terms.  Letters of Credit will be initially issued by one or more Lenders or affiliates of Lenders to be selected by the Target Senior Secured Facilities Administrative Agent and acceptable to the Borrower and that have agreed to act in such capacity (in such capacity, the “Issuing Bank”), and each of the Target Secured Credit Facilities Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit.  Letters of Credit may be issued on the Target Senior Secured Facilities Closing Date in order to backstop, roll over or replace letters of credit outstanding under the Existing Credit Agreement.
The commitments in respect of the Term Facility shall be automatically reduced (whether before or after the Closing Date) (x) by $250 million if, and at the time that, the Secured Notes Consent shall have been obtained and (y) on a dollar-for-dollar basis by the aggregate principal amount of Existing Secured Notes that remain outstanding after giving effect to the Secured Notes Change of Control Offer and, if applicable, the Secured Notes Tender.

Purpose:
If the Credit Agreement Consent has not been obtained, up to $660 million of Term Loans will be available to the Borrower on the Closing Date to refinance in full all term loans outstanding under the Existing Credit Agreement.  In addition, up to $250 million of Term Loans will be available to the Borrower on the Closing Date to finance the Secured Notes Change of Control Payment (if any) and/or payments in respect of the Secured Notes Tender (if any).2

The letters of credit and proceeds of borrowings under the Revolving Credit Facility will be used by the Borrower and its subsidiaries for working capital and other general corporate purposes; provided that, so long as after giving effect thereto the available unused commitments under the Revolving Credit Facility would be at least $25 million, the Borrower may borrow under the Revolving Credit Facility on the Closing Date in an aggregate amount not to exceed $10 million to pay fees or expenses in connection with the Transactions, including any premi

2
It is understood and agreed that if the Credit Agreement Consent has been obtained but the Secured Notes Consent has not been obtained, the Term Loans used to finance the Secured Notes Change of Control Payment shall be borrowed under the Existing Credit Agreement pursuant to an amendment thereto (to the extent such amendment is necessary to permit such incurrence).

Exhibit B-2

ums paid in connection with the Credit Agreement Consent, the Change of Control Offers or the Notes Tenders, if applicable.

Interest Rates:
The interest rates per annum (calculated on a 360-day basis) applicable to the Target Senior Secured Facilities will be, at the option of the Borrower (i) LIBOR plus the Applicable Margin (as hereinafter defined) or (ii) the Base Rate plus the Applicable Margin.  The Applicable Margin means 4.50% per annum, in the case of LIBOR advances, and 3.50% per annum, in the case of Base Rate advances.

The Borrower may select interest periods of one, two, three or six months (and, if agreed to by all relevant Target Secured Credit Facilities Lenders, nine or twelve months) for LIBOR advances.  Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

“LIBOR” and “Base Rate” will have meanings customary and appropriate for financings of this type; provided that solely with respect to the Term Facility, LIBOR will be deemed to be not less than 1.25% per annum.

During the continuance of a payment or bankruptcy default, interest will accrue on all principal, interest and other amounts (i) in the case of principal, at a rate of 200 basis points in excess of the rate otherwise applicable to such loan and (ii) on any other amount at a rate of 200 basis points in excess of the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility, and will be payable on demand.

Commitment Fee:
Commencing on the Target Senior Secured Facilities Closing Date, a commitment fee of 0.50% per annum (calculated on a 360-day basis) shall be payable on the average daily unused portions of the Revolving Credit Facility, such fee to be payable quarterly in arrears and on the date of termination or expiration of the commitments.

Calculation of Interest
and Fees:
Other than calculations in respect of interest at the Base Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

Cost and Yield Protection:
Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.  Customary protection in respect of The Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III will also be included.

Exhibit B-3

Letter of Credit Fees:
Letter of Credit fees equal to the Applicable Margin from time to time on LIBOR advances under the Revolving Credit Facility on a per annum basis will be payable quarterly in arrears and shared proportionately by the Target Secured Credit Facilities Lenders under the Revolving Credit Facility.  In addition, a fronting fee of 0.25% per annum upon the aggregate face amount of outstanding letters of credit will be payable to the Issuing Bank for its own account payable in arrears at the end of each quarter, as well as customary issuance and documentary fees.  Both the Letter of Credit fees and the fronting fees will be calculated on the amount available to be drawn under each outstanding Letter of Credit.

Maturity:
Term Facility:  Seven (7) years after the Target Senior Secured Facilities Closing Date; provided that the Target Senior Secured Facilities Credit Documentation shall provide the right of individual Lenders to agree to extend the maturity of their Term Loans upon the request of the Borrower and without the consent of any other Lender (it being understood that the “Amendments” section of the Target Senior Secured Facilities Credit Documentation shall permit such extensions with the consent of the Borrower and the applicable Lenders (without requiring the consent of any other Lenders)).

Revolving Credit Facility:  Five (5) years after the Target Senior Secured Facilities Closing Date; provided that the Target Senior Secured Facilities Credit Documentation shall provide the right of individual Lenders to agree to extend the maturity of their Revolving Loans upon the request of the Borrower and without the consent of any other Lender(it being understood that the “Amendments” section of the Target Senior Secured Facilities Credit Documentation shall permit such extensions with the consent of the Borrower and the applicable Lenders (without requiring the consent of any other Lenders)).

Scheduled Amortization:
Term Facility:  The Term Facility will be subject to quarterly amortization of principal equal to 0.25% of the aggregate principal amount of the loans borrowed under the Term Facility, with the balance payable at final maturity.

Revolving Credit Facility:  None.

Mandatory Prepayments
and Commitment
Reductions:
In addition to the amortization set forth above, (a) 100% of the net cash proceeds from sales of property and assets of the Target or any of its restricted subsidiaries in excess of an amount to be agreed upon, but excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the Credit Documentation in respect of the Target Senior Secured Facilities (the “Target Senior Secured Credit Documentation”)), subject to reinvestment rights to be agreed, (b) 100% of the net cash proceeds from the issuance or incurrence after the Target Senior Secured Facilities Closing Date of additional debt of Borrower or any of its restricted subsidiaries other than debt permitted

Exhibit B-4

under the Target Senior Secured Credit Documentation (other than, if the Opco Bridge Loans are funded, the Opco Rollover Loans, Opco Exchange Notes or Opco Permanent Securities issued by Opco in an initial principal amount sufficient to refinance the outstanding Opco Bridge Facility), (c) commencing with the first full fiscal year to occur after the Closing Date, 50.0% of Excess Cash Flow (definition to be mutually agreed) of Borrower and its restricted subsidiaries, with leverage-based stepdowns to be determined between the Borrower and Target Senior Secured Facilities Lead Arrangers (provided that with respect to this clause (c), the amount of such mandatory prepayment shall be reduced dollar-for-dollar by the amount of voluntary prepayments of the Term Loans and the Revolving Credit Facility (to the extent accompanied by a permanent reduction of the relevant commitment), in each case made prior to the end of such fiscal year and, at the option of the Borrower, any excess cash flow prepayment date, and except to the extent financed with indebtedness), (d) 100% of the net cash proceeds of the Opco Notes or Opco Bridge Loans to the extent not applied to redeem Existing Unsecured Notes tendered pursuant to an Unsecured Notes Change of Control Offer or, if applicable, an Unsecured Notes Tender and (e) 100% of the net cash proceeds of the Superholdco Notes or Superholdco Bridge Loans to the extent not applied to redeem Existing Unsecured Notes tendered pursuant to an Unsecured Notes Change of Control Offer or, if applicable, an Unsecured Notes Tender, shall be applied to the scheduled amortization payments of the Term Facility in forward order to the next eight amortization payments scheduled to occur under the Term Facility and thereafter ratably to the remaining amortization payments scheduled to occur under the Term Facility.  Mandatory prepayments pursuant to clauses (a) and (c) that arise from a disposition by or from cash flow generated by a foreign subsidiary shall be limited to the extent repatriation would result in adverse tax consequences, on customary terms.

Optional Prepayments and
Commitment Reductions:
The Target Senior Secured Facilities may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Borrower, except that (a) upon any prepayment of or amendment to the Term Facility on or prior to the first anniversary of the Closing Date in connection with a Repricing Transaction (as defined below), an amount equal to 1.00% of the principal amount prepaid or subject to such Repricing Transaction shall be payable and (b) any prepayment of LIBOR advances other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of the Target Secured Credit Facilities Lenders resulting therefrom.  Each optional prepayment of the Term Facility shall be applied to the scheduled amortization payments of the Term Facility as directed by the Borrower.  The unutilized portion of any commitment under the Target Senior Secured Facilities may be reduced permanently or terminated by the Borrower at any time without penalty.  As used herein “Repricing Transaction” means (x) the prepayment or refinancing of all or any portion of the Term Facility with the proceeds of any indebtedness having an all-in yield (deter-

Exhibit B-5

mined in accordance with generally accepted financial practices, taking into account, inter alia, interest rate margin, original issue discount, up-front fees and changes in any applicable LIBOR “floor”) that is less than the all-in yield on the Term Facility) or (y) any amendment to the Term Facility (including any mandatory assignment in connection therewith) that has the effect of reducing the all-in yield then applicable to the Term Facility.

Security:
The Borrower and each of the Guarantors shall grant the Target Senior Secured Facilities Administrative Agent (for its benefit and for the benefit of the Target Secured Credit Facilities Lenders) valid and perfected first priority (subject to the Limited Conditionality Provisions and certain exceptions to be set forth in the Target Senior Secured Credit Documentation) liens and security interests in all of the following (collectively, the “Collateral”):

(a)
all present and future shares of capital stock of (or other ownership or profit interests in) each of the Target’s present and future direct and indirect restricted subsidiaries (limited, (i) in the case of voting stock of any entity that is a CFC, to 65% of such voting stock to the extent that security over a greater percentage would result in a material tax liability and (ii) in the case of any non-wholly owned subsidiaries, to the extent a third party consent is required or there are provisions restricting the ability to pledge such interests pursuant to the applicable operating or formation documents and such provisions are not rendered ineffective by the Uniform Commercial Code or other applicable law), held by the Borrower or a Guarantor, including, without limitation, all of the equity interests in the Borrower;

(b)	all present and future debt owed to the Borrower or any Guarantor;

(c)
all of the present and future property and assets, real and personal, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, fee-owned real estate with a minimum value to be agreed, fixtures, bank accounts (provided that control agreements shall not be required), general intangibles, financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, other intellectual property and other general intangibles, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash, in each case subject to customary exceptions to be agreed; and

(d)	all proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) leaseholds and owned real property beneath a threshold to be agreed; (ii) motor vehicles and other assets subject to certifi-

Exhibit B-6

cates of title; (iii) letter of credit rights (except to the extent a security interest therein can be perfected by the filing of UCC financing statements), (iv) any commercial tort claim with a value not in excess of an amount to be mutually agreed upon, (v) pledges and security interests prohibited by applicable law, rule, regulation or contract (but only to the extent such prohibition is not rendered ineffective under the Uniform Commercial Code or other applicable law) (vi) any intent-to-use trademark application prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law, (vii) assets to the extent a security interest in such assets would result in material adverse tax consequences and (viii) other customary exceptions to be agreed.
The Collateral shall ratably secure the relevant party’s obligations in respect of the Target Senior Secured Credit, any interest rate swap or similar agreements with a Target Secured Credit Facilities Lender or an affiliate of a Target Secured Credit Facilities Lender and treasury management agreements with a Target Secured Credit Facilities Lender or an affiliate of a Target Secured Credit Facilities Lender.

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lead Arrangers, and none of the Collateral shall be subject to any other pledges, security interests or mortgages, subject to exceptions to be agreed upon.  Assets will be excluded from the Collateral in circumstances to be agreed and in circumstances where the Target Senior Secured Facilities Administrative Agent reasonably determines in consultation with the Borrower that the cost of obtaining a security interest in such assets is excessive in relation to the value afforded thereby.

Conditions Precedent
to Initial Funding on the
Target Senior Secured
Facilities Closing Date:
Limited to (i) the conditions specified in Section 7 of the Commitment Letter and (ii) the conditions specified in Exhibit E to the Commitment Letter, subject in each case to the Limited Conditionality Provisions.

Conditions Precedent to
Each Subsequent Borrowing
Under the Target Senior
Secured Facilities:
Each subsequent borrowing or issuance or renewal of a Letter of Credit under the Target Senior Secured Facilities will be subject to satisfaction of the following conditions precedent:  (i) all of the representations and warranties in the Target Senior Secured Credit Documentation shall be true and correct as of the date of such extension of credit (subject to a materiality qualification); and (ii) no default or event of default under

Exhibit B-7

the Target Senior Secured Credit Documentation shall have occurred and be continuing or would result from such extension of credit.

Representations and
Warranties:
Representations and warranties limited to the following: (i) corporate status, corporate power and authority; (ii) due authorization, execution, delivery and enforceability of the Target Senior Secured Credit Documentation; (iii) no violation of law, contracts or organizational documents; (iv) no material litigation or investigations; (v) accuracy and completeness of financial statements and other information; (vi)  no material adverse change; (vii) no required material governmental or third party approvals or consents; (viii) use of proceeds; (ix) compliance with laws (including the U.S.A. Patriot Act and margin regulations); (x) valid title to property and assets (including, intellectual property and licenses), free and clear of liens (other than permitted liens), charges and other encumbrances; (xi) status under Investment Company Act; (xii) ERISA matters; (xiii) environmental matters; (xiv) validity, priority and perfection of security interests; (xv) solvency; (xvi) tax status and payment of taxes; (xvii) insurance matters; (xiii) labor matters and (xix) status as senior debt; in each of the foregoing cases, with such exceptions, thresholds and limitations for materiality as may be agreed upon in the Target Senior Secured Credit Documentation.

Affirmative and Negative
Covenants:	Limited to the following affirmative and negative covenants (applicable to the Target and its restricted subsidiaries):

(a)
Affirmative Covenants:  (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of insurance; (iv) preservation of corporate existence, rights (charter and statutory), permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties; (viii) further assurances as to perfection and priority of security interests; (ix) additional guarantors and additional collateral; (x) customary financial and other reporting requirements (including, without limitation, audited annual financial statements and quarterly unaudited financial statements, notices of defaults, compliance certificates, annual budget, notices of material litigation and proceedings, material environmental actions and liabilities and material ERISA and tax events and liabilities; (xii) maintenance of ratings (but no minimum ratings); (xiii) quarterly lender calls; and (xiv) hedging arrangements satisfactory to the Target Senior Secured Facilities Administrative Agent; in each of the foregoing cases, with such exceptions, thresholds and qualifications as may be agreed upon in the Target Senior Secured Credit Documentation.

(b)	Negative Covenants: Limited to restrictions on (i) liens; (ii) debt (other than the Opco Notes or the Opco Bridge Loans, as

Exhibit B-8

the case may be, and, in the case of the Opco Bridge Loans, Opco Permanent Securities in an initial principal amount sufficient to refinance the outstanding Opco Bridge Loans), guarantees or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Target Secured Credit Facilities Lenders); (iii) mergers and consolidations; (iv) sales, transfers and other dispositions of property and assets (other than sales of inventory in the ordinary course of business); (v) loans, acquisitions, joint ventures and other investments; (vi) dividends and other distributions to, and redemptions and repurchases from, equity holders; (vii) prepaying, redeeming or repurchasing certain debt; (viii) capital expenditures (with levels that have at least a 25% cushion to the projected amounts set forth in the Model (as defined below)); (ix) granting negative pledges; (x) transactions with affiliates; (xi) changes in the nature of business; (xii) amending organizational documents or certain material agreements; (xiii) changes in accounting policies or reporting practices; (xiv) changes in fiscal year; and (xv) passive holding company; in each of the foregoing cases, with such exceptions, thresholds, qualifications and baskets as may be agreed upon in the Target Senior Secured Credit Documentation.

In addition, Superholdco and its subsidiaries (collectively, the “PBH Group”) shall not be permitted to (i) make investments in GLI or any subsidiary of GLI that is not a member of the PBH Group (GLI, together with such subsidiaries, the “GLI Group”), subject to exceptions to be agreed or (ii) transfer assets to any member of the GLI Group, except in the ordinary course upon the receipt of consideration at least equal to fair market value in an arm’s-length transactions.

Financial Covenants:	Limited to:

•	Maintenance of a minimum Cash Interest Coverage Ratio (EBITDA (definition to be mutually agreed)/cash interest expense); and

•
Maintenance of a maximum Total Net Leverage Ratio (total debt (comprised of debt for borrowed money, purchase money debt, capital leases, indebtedness evidenced by promissory notes or instruments and unreimbursed amounts under drawn letters of credit) net of domestic unrestricted cash (with a cap on such netted cash to be agreed)/EBITDA).

The financial covenants will be tested quarterly commencing at the end of the first full fiscal quarter ending after the Closing Date and (x) shall have at least a 25% static cushion to EBITDA levels set forth in the financial model delivered to the Target Senior Secured Facilities Lead Arrangers on April 27, 2012 (the “Model”) (provided, that in no event

Exhibit B-9

shall the covenant level for the Total Net Leverage Ratio be greater than 6.5x (subject to increase to 7.0x in the event of a Superholdco Bridge Reduction Event (as defined in Exhibit D)) and (y) will be calculated on a consolidated basis and for each consecutive four fiscal quarter period.  Calculations will be made on a pro forma basis for acquisitions and dispositions outside the ordinary course of business (and incurrences and repayments of debt in connection therewith) including the Transactions and including, for the avoidance of doubt, the Target’s  acquisition of 17 brands from GlaxoSmithKline plc and certain of its affiliates completed on February 2, 2012 (with respect to 15 brands) and March 30, 2012 (with respect to 2 brands), as if they had occurred at the beginning of the applicable period, in a manner reasonably satisfactory to the Target Senior Secured Facilities Lead Arrangers.  The Target Senior Secured Credit Documentation shall include, for purposes of determining compliance with the financial covenants, “equity cure” provisions on terms and with frequency to be agreed.

Unrestricted Subsidiaries:
The Target Senior Secured Credit Documentation shall contain provisions pursuant to which, subject to customary limitations and conditions to be agreed (including individual and aggregate caps based on EBITDA and tangible asset value), the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a “restricted subsidiary”.

Events of Default:
The Events of Default shall be limited to the following (subject, where appropriate, to customary thresholds, notice and grace periods): (i) nonpayment of principal, interest, fees or other amounts; (ii) any representation or warranty proving to have been inaccurate in any material respect when made or confirmed; (iii) failure to perform or observe covenants set forth in the Target Senior Secured Credit Documentation; (iv) cross-defaults to other material indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults; (vi) monetary judgment defaults in an amount to be agreed and material non-monetary judgment defaults; (vii) actual or asserted (by a Loan Party) impairment of Target Senior Secured Credit Documentation or security; (viii) Change of Control (to be defined); and (ix) customary ERISA defaults subject to materiality.

Assignments and
Participations:
Each Target Secured Credit Facilities Lender will be permitted to assign, in minimum amounts to be agreed, (a) Term Loans and (b) loans and commitments under the Revolving Credit Facility, in each case with the consent of the Borrower (not to be unreasonably withheld or delayed; provided, that the Borrower’s consent shall be deemed to have been given if the Borrower has not responded within seven business days of a request for such consent); provided that no consent of the Borrower shall be required (i) after the occurrence or during the continuance of a payment or bankruptcy event of default,  (ii) under the Revolving Credit Facility to other Target Secured Credit Facilities Lenders under the Revolving Credit Facility or (iii) with respect to any Term

Exhibit B-10

Loans, if such assignment is (x) to another Target Secured Credit Facilities Lender under the Term Facility, an affiliate of a Target Secured Credit Facilities Lender under the Term Facility or an approved fund or (y) by the Initial Lenders (A) in connection with the primary syndication of the Target Senior Secured Facilities or (B) prior to a Successful Syndication (as defined in the Fee Letter). All assignments will require the approval of the Target Senior Secured Facilities Administrative Agent; provided, however, that no approval of the Target Senior Secured Facilities Administrative Agent shall be required in connection with assignments (x) under the Term Facility to other Target Secured Credit Facilities Lenders or any of their affiliates or (y) under the Revolving Credit Facility to other Target Secured Credit Facilities Lenders under the Revolving Credit Facility.  Each Target Secured Credit Facilities Lender will also have the right, without consent of the Target Senior Secured Facilities Administrative Agent, to assign as security all or part of its rights under the Target Senior Secured Credit Documentation to any Federal Reserve Bank.  Target Secured Credit Facilities Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date.  An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Target Senior Secured Facilities Administrative Agent in its sole discretion.

Waivers and Amendments:
Amendments and waivers of the provisions of the Target Senior Secured Credit Documentation will require the approval of Target Secured Credit Facilities Lenders holding advances and commitments representing more than 50% of the aggregate advances and commitments under the Target Senior Secured Facilities (with certain amendments and waivers also requiring class votes), except that, in addition, the consent of each adversely affected Target Secured Credit Facilities Lender will be required with respect to, among other things, (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of scheduled maturities or times for payment and (iv) releases of all or substantially all of the collateral or value of the guarantees.

The Target Senior Secured Credit Documentation shall contain customary “yank-a-bank” provisions permitting the replacement of non-consenting lenders.

Indemnification:
The Borrower will indemnify and hold harmless the Target Senior Secured Facilities Administrative Agent, the Target Senior Secured Facilities Lead Arrangers, each Target Secured Credit Facilities Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Transactions, the Target Senior Secured Facilities, the Borrower’s use of loan proceeds or the commitments, including, reasonable and documented out-of-pocket legal fees, disbursements and other charges of one primary counsel and one local counsel to the Indemnified Parties in each relevant jurisdiction (and, in

Exhibit B-11

the case of a conflict of interest, additional counsel to all affected Indemnified Parties similarly situated in each relevant jurisdiction); provided that the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, losses, liabilities or related expenses to the extent they arise from (i) the gross negligence or willful misconduct of, or material breach of the obligations under the Target Senior Secured Facilities by, such Indemnified Party, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction or (ii) any disputes solely among Indemnified Parties and not arising out of any act or omission of the Borrower or any of its affiliates (other than any claims against any Indemnified Party in its capacity or in fulfilling its role as an Administrative Agent or Lead Arranger or any similar role under the Target Senior Secured Facilities).  This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the Target Senior Secured Facilities to close.

Governing Law:	New York.

Expenses:
The Borrower will pay all reasonable and documented out-of-pocket costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all Target Senior Secured Credit Documentation, including, without limitation, the legal fees and expenses of one primary counsel and one local counsel to the Target Senior Secured Facilities Administrative Agent in each relevant jurisdiction, regardless of whether or not the Target Senior Secured Facilities are closed.  The Borrower will also pay the expenses of each Target Secured Credit Facilities Lender in connection with the enforcement of any of the Target Senior Secured Credit Documentation.

Counsel to the Target Senior
Secured Credit Facilities
Administrative Agent:	Davis Polk & Wardwell LLP

Miscellaneous:
Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction.  In addition, the Target Senior Secured Credit Documentation shall contain customary “Defaulting Lender” provisions.

Exhibit B-12

EXHIBIT C-I

SUMMARY OF TERMS AND CONDITIONS

$250 MILLION OPCO BRIDGE FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit C is attached.

Borrower:	Same as the Target Senior Secured Facilities.

Guarantors:	Same as the Target Senior Secured Facilities.

Administrative Agent:	BOA or an affiliate thereof will act as sole and exclusive administrative agent for the Opco Bridge Facility Lenders (the “Opco Bridge Administrative Agent”).

Joint Lead Arrangers and Joint Bookrunning Managers:
Bank of America Merrill Lynch and Jefferies Finance will act as joint lead arrangers and joint bookrunning managers for the Opco Bridge Loans (in such capacity, the “Opco Bridge Facility Lead Arrangers”).

Opco Bridge Facility Lenders:	Each of the Initial Lenders (or an affiliate thereof) (the “Initial Opco Bridge Facility Lenders”) and other financial institutions and institutional lenders selected by the Opco Bridge Facility Lead Arrangers (the “Opco Bridge Facility Lenders").

Opco Bridge Facility:
Subject to adjustment as provided below, a $250 million senior unsecured bridge facility (the “Opco Bridge Facility”, the loans thereunder the “Opco Bridge Loans”), less the aggregate gross proceeds of Opco Notes or any other debt or equity securities of the Companies (other than the Superholdco Notes and other than securities issued to any direct or indirect parent company of Opco) (collectively, “Opco Permanent Securities”) issued on or prior to the Closing Date.  The Opco Bridge Loans will be available to the Borrower on the Closing Date.

The commitments in respect of the Opco Bridge Facility shall be automatically increased by $220 million if each of (i) the Credit Agreement Consent, (ii) the Secured Notes Consent and (iii) the Unsecured Notes Consent shall have failed and been terminated or otherwise been permanently abandoned (an “Opco Bridge Facility Increase”).

The commitments in respect of the Opco Bridge Facility shall be automatically reduced by $250 million if: (x) the Unsecured Notes Consent shall have been obtained; or (y) (i) the Unsecured Notes Consent shall have failed and been terminated or otherwise been permanently abandoned but either the Credit Agreement Consent and/or the Secured Notes Consent has been obtained and (ii) the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender shall be less than $150 million (the event described in this clause (y), an “Unsecured Notes Offer Shortfall”).

Exhibit C-I-1

If (x) the Unsecured Notes Consent shall have failed and been terminated or otherwise been permanently abandoned but either the Credit Agreement Consent and/or the Secured Notes Consent is obtained and (y) the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer shall equal or exceed $150 million, the commitments in respect of the Opco Bridge Facility shall be reduced by the excess of (i) $250 million over (ii) the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender (an “Opco Bridge Facility Decrease”).

Ranking:
The Opco Bridge Loans will be senior unsecured obligations of the Borrower and rank pari passu in right of payment with or senior to all other unsecured obligations of the Borrower.  The guarantees will be senior unsecured obligations of each Guarantor, ranking pari passu in right of payment with or senior to all other unsecured obligations of such Guarantor.

Security:	None.

Purpose:	The proceeds of the Opco Bridge Loans shall be used to finance the Unsecured Notes Change of Control Offer, the Unsecured Notes Tender and/or the Equity Consideration, as contemplated by Exhibit A.

Interest Rate:	Interest shall be payable quarterly in arrears at a rate per annum equal to three-month LIBOR plus the Applicable Margin.

“Applicable Margin” shall initially be 7.50% on the Closing Date, and will increase by an additional 50 basis points at the end of each subsequent three-month period for as long as the Opco Bridge Loans are outstanding; provided that the interest rate shall not exceed the Opco Rate Cap (as defined in the Fee Letter).

“LIBOR” shall be deemed to be not less than 1.25% per annum.

During the continuance of a payment or bankruptcy default, interest will accrue on all principal, interest and other amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the Opco Bridge Loans (except that following the Opco Rollover Date (as defined below), interest will accrue on all principal, interest and other amounts at a per annum rate equal to 200 basis points in excess of the Opco Rate Cap), and will be payable on demand.

Notwithstanding the foregoing, the Opco Bridge Loans will accrue interest at a per annum rate equal to the Opco Rate Cap upon the occurrence of an Opco Demand Failure Event (as defined in the Fee Letter).

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Exhibit C-I-2

Cost and Yield Protection:
Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Amortization:	None.

Optional Prepayments:
The Opco Bridge Loans may be prepaid prior to the first anniversary of the Closing Date (the “Opco Rollover Date”), in whole or in part, upon written notice, at the option of the Borrower, at any time, together with accrued interest to the prepayment date, without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings; provided, that if an Opco Demand Failure Event (as defined in the Fee Letter) shall have occurred, the Opco Bridge Loans shall be subject to the call protection applicable to the Opco Exchange Notes.

Mandatory Prepayments:
The Borrower shall prepay the Opco Bridge Loans without premium or penalty, with (a) all net cash proceeds from sales of property and assets of the Target or any of its subsidiaries in excess of amounts to be agreed (including sales or issuances of equity interests by subsidiaries of the Target but excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the Credit Documentation in respect of the Opco Bridge Facility (the “Opco Bridge Credit Documentation”)), subject to reinvestment rights to be agreed, (b) all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of the Target or any of its subsidiaries other than certain debt permitted under the Opco Bridge Credit Documentation, and (c)  net cash proceeds from any issuance of equity interest by, or equity contribution to, the Target, subject to exceptions to be agreed.  The Borrower’s obligation to prepay Opco Bridge Loans and purchase Opco Exchange Notes shall be deemed to be satisfied with respect to clause (a) above on a dollar-for-dollar basis to the extent of amounts applied to repay loans under the Target Senior Secured Facilities (in the case of the revolving credit facility, to the extent accompanied by a permanent reduction in commitments thereunder).

Change of Control:
In the event of a Change of Control (to be defined), each Opco Bridge Facility Lender will have the right to require the Borrower, and the Borrower must offer, to prepay the outstanding principal amount of the Opco Bridge Loans at a premium equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of prepayment.  Prior to making any such offer, the Borrower will, within 30 days of the Change of Control, repay all obligations under the Target Senior Secured Facilities or obtain any required consent of the Target Secured Credit Facilities Lenders under the Target Senior Secured Facilities to make such prepayment of the Opco Bridge Loans.

Exhibit C-I-3

Conversion into Rollover Loans:
If the Opco Bridge Loans have not been previously prepaid in full for cash on or prior to the Opco Rollover Date, the principal amount of the Opco Bridge Loans outstanding on the Opco Rollover Date may, subject to the conditions precedent set forth in Exhibit C-II, be converted into unsecured, senior rollover loans with a maturity of eight (8) years from the Closing Date and otherwise having the terms set forth in Exhibit C-II (the “Opco Rollover Loans”).  Any Opco Bridge Loans not converted into Opco Rollover Loans shall be repaid in full on the Opco Rollover Date.

Exchange into Exchange Notes:
Each Opco Bridge Facility Lender that is (or will immediately transfer its Opco Exchange Notes to) an Eligible Holder (as defined in Exhibit C-III) will have the right, at any time on or after the Opco Rollover Date, to exchange Opco Rollover Loans held by it for unsecured senior exchange notes of the Borrower having the terms set forth in Exhibit C-III (the “Opco Exchange Notes”).  Notwithstanding the foregoing, the Borrower will not be required to exchange Opco Rollover Loans for Opco Exchange Notes unless at least $25 million of Opco Exchange Notes would be outstanding immediately after such exchange.  In connection with each such exchange, or at any time prior thereto if requested by the Initial Opco Bridge Facility Lenders, the Borrower shall (i) deliver to the Opco Bridge Facility Lender that is receiving Opco Exchange Notes, and to such other Opco Bridge Facility Lenders as the Initial Opco Bridge Facility Lender requests, an offering memorandum of the type customarily utilized in a Rule 144A offering of high yield securities covering the resale of such Opco Exchange Notes or Opco Bridge Loans by such Opco Bridge Facility Lenders, in such form and substance as reasonably acceptable to the Borrower and the Initial Opco Bridge Facility Lenders, and keep such offering memorandum updated in a manner as would be required pursuant to a customary Rule 144A securities purchase agreement, (ii) execute an exchange agreement containing provisions customary in Rule 144A transactions (including indemnification provisions) and a registration rights agreement customary in Rule 144A offerings, in each case, if requested by the Initial Opco Bridge Facility Lenders, (iii) deliver or cause to be delivered such opinions and accountants’ comfort letters addressed to the Initial Opco Bridge Facility Lenders and such certificates as the Initial Opco Bridge Facility Lenders may reasonably request as would be customary in Rule 144A offerings and otherwise in form and substance reasonably satisfactory to the Initial Opco Bridge Facility Lenders and (iv) take such other actions, and cause its advisors, auditors and counsel to take such actions, as reasonably requested by the Initial Opco Bridge Facility Lenders in connection with issuances or resales of Opco Exchange Notes or Opco Bridge Loans, including providing such information regarding the business and operations of the Target and its subsidiaries as is reasonably requested by any prospective holder of Opco Exchange Notes or Opco Bridge Loans and customarily provided in due diligence investigations in connection with purchases or resales of securities.

Exhibit C-I-4

Conditions Precedent
to the Opco Bridge Facility
Closing Date and to
Initial Funding:	Limited to (i) the conditions specified in Section 7 of the Commitment Letter and (ii) the conditions specified in Exhibit E to the Commitment Letter, subject to the Limited Conditionality Provisions.

Covenants:
Customary for high yield debt securities of issuers of similar size and credit quality, as determined by the Opco Bridge Facility Lead Arrangers (in consultation with the Borrower) in light of prevailing market conditions and other circumstances; provided that prior to the Opco Rollover Date, the limitation on restricted payments and the limitation on debt will be more restrictive than customary high yield covenants. In addition the Borrower will be required to comply with the Commitment Letter and the Fee Letter, and to use commercially reasonable efforts to refinance the Opco Bridge Loans as promptly as practicable following the Closing Date, including by taking the actions specified in paragraph 14 of Exhibit E.

Financial Maintenance
Covenants:                                            None.

Representations and
Warranties, Events of
Default, Waivers and
Consents:
Usual and customary for a transaction of this type substantially identical to those in the Target Senior Secured Facilities with necessary modifications to reflect differences in documentation for the Opco Bridge Facility and in no event more restrictive taken as whole than the Target Senior Secured Facilities.  For the avoidance of doubt, a failure to comply with the “Opco Bridge Take-out Demand” section of the Fee Letter shall constitute an event of default under the Opco Bridge Facility.

Assignments and
Participations:
Each Opco Bridge Facility Lender will be permitted to make assignments in minimum amounts to be agreed.  Borrower consent to assignments shall not be required; provided, however, that prior to the Opco Rollover Date, so long as no payment or bankruptcy event of default exists, the consent of the Borrower (which shall not be unreasonably withheld or delayed) shall be required with respect to any assignment if subsequent thereto, the Initial Opco Bridge Facility Lenders would hold, in the aggregate, less than 50.1% of the outstanding Opco Bridge Loans; provided, further that Borrower’s consent shall be deemed to have been given if the Borrower has not responded within five business days of a request for such consent.  Each Opco Bridge Facility Lender will also have the right, without any consent, to assign as security all or part of its rights under the Opco Bridge Credit Documentation to any Federal Reserve Bank.  Each Opco Bridge Facility Lender will be permitted to sell participations, without any consent, with voting rights limited to significant matters such as changes in amount, rate and ma-

Exhibit C-I-5

turity date.  An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Opco Bridge Administrative Agent in its sole discretion.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the Target Senior Secured Facilities.

Counsel to Opco Bridge Lead Arrangers:	Davis Polk & Wardwell LLP.

Exhibit C-I-6

EXHIBIT C-II

SUMMARY OF TERMS AND CONDITIONS

OPCO SENIOR UNSECURED ROLLOVER LOANS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit C-II is attached.

Borrower:	Same as the Borrower of the Opco Bridge Loans.

Guarantors:	Same as the Opco Bridge Loans.

Opco Rollover Loans:
Opco Rollover Loans in an initial principal amount equal to 100% of the outstanding principal amount of the Opco Bridge Loans on the Opco Rollover Date.  Subject to the conditions precedent set forth below, the Opco Rollover Loans will be available to the Borrower to refinance the Opco Bridge Loans on the Opco Rollover Date.  The Opco Rollover Loans will be governed by the Opco Bridge Credit Documentation and, except as set forth below, shall have the same terms as the Opco Bridge Loans.

Ranking:	Same as Opco Bridge Loans.

Interest Rate:	Interest shall be payable quarterly in arrears at a rate per annum equal to the Opco Rate Cap.

During the continuance of a payment or bankruptcy default, interest will accrue on all principal, interest and other amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the Rollover Loans, and will be payable on demand.

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Maturity:	Eight (8) years after the Closing Date.

Optional Prepayments:
For so long as the Opco Rollover Loans have not been exchanged for Opco Exchange Notes of the Borrower as provided in Exhibit C-III, they may be prepaid at the option of the Borrower, in whole or in part, at any time, together with accrued and unpaid interest to the prepayment date (but without premium or penalty); provided, that if an Opco Demand Failure Event (as defined in the Fee Letter) shall have occurred, the Opco Rollover Loans shall be subject to the call protection applicable to the Opco Exchange Notes.

Conditions Precedent to
Rollover:	The ability of the Borrower to convert any Opco Bridge Loans into Opco Rollover Loans is subject to the following conditions being satisfied:

(i)	at the time of any such refinancing, there shall exist no event of default or event that, with notice and/or lapse of time, could

Exhibit C-II-1

become an event of default, and there shall be no failure to comply with the Take-out Demand (as defined in the Fee Letter);

(ii)	all fees due and payable to the Opco Bridge Facility Lead Arrangers and the Initial Opco Bridge Facility Lenders shall have been paid in full;

(iii)
the Opco Bridge Facility Lenders shall have received promissory notes evidencing the Opco Rollover Loans (if requested) and such other documentation as shall be set forth in the Opco Bridge Credit Documentation; and

(iv)	no order, decree, injunction or judgment enjoining any such refinancing shall be in effect.

Covenants:
From and after the Opco Rollover Date, the covenants applicable to the Opco Rollover Loans will conform to those applicable to the Opco Exchange Notes, except for covenants relating to the obligation of the Borrower to refinance the Opco Rollover Loans.

Assignments and
Participations:	Same as the Opco Bridge Loans.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the Opco Bridge Loans.

Exhibit C-II-2

EXHIBIT C-III

SUMMARY OF TERMS AND CONDITIONS

OPCO SENIOR UNSECURED EXCHANGE NOTES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit C-III is attached.

Issuer:	Same as the Borrower of the Opco Bridge Loans.

Guarantors:	Same as the Opco Bridge Loans.

Opco Exchange Notes:
The Borrower will issue the Opco Exchange Notes under an indenture that complies with the Trust Indenture Act of 1939, as amended (the “Indenture”).  The Borrower will appoint a trustee reasonably acceptable to the holders of the Opco Exchange Notes.  The Indenture will be in substantially the form attached as an exhibit to the Opco Bridge Credit Documentation.  The Indenture will include provisions customary for an indenture governing publicly traded high yield debt securities.  Except as expressly set forth above, the Opco Exchange Notes shall have the same terms as the Opco Rollover Loans.

Ranking:	Same as the Opco Bridge Loans.

Security:	None.

Interest Rate:	Interest shall be payable semi-annually in arrears at a rate per annum equal to the Opco Rate Cap.

Interest on overdue amounts will accrue at a rate of 200 basis points in excess of the rate otherwise applicable to the Opco Exchange Notes, and will be payable on demand.

Maturity:	Same as the Rollover Loans.

Amortization:	None.

Optional Redemption:
The Opco Exchange Notes shall not be redeemable until the fourth anniversary of the Closing Date, after which the Opco Exchange Notes will be redeemable at the option of the Issuer at a premium equal to 50% of the coupon on the Opco Exchange Notes, declining ratably to par on the date which is two years prior to the maturity date.

In addition, Opco Exchange Notes will be redeemable at the option of the Issuer prior to the third anniversary of the Closing Date with the net cash proceeds of qualified equity offerings of any direct or indirect parent of the Issuer that are contributed to the Issuer at a premium equal to the coupon on the Opco Exchange Notes; provided that after giving effect to such redemption at least 65% of the aggregate principal amount of Opco Exchange Notes originally issued shall remain outstanding.

Exhibit C-III-1

Prior to the fourth anniversary of the Closing Date, the Issuer may redeem the Opco Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fourth anniversary of the Closing Date plus 50 basis points (plus accrued interest).

Mandatory
Offer to Purchase:
The Issuer will be required to offer to purchase the Opco Exchange Notes upon a Change of Control (to be defined in the Indenture) at 101% of the principal amount thereof plus accrued interest to the date of purchase unless the Borrower shall have delivered previously or concurrently an irrevocable notice to redeem such Opco Exchange Notes pursuant to “Optional Redemption” above.

In addition, the Issuer will be required to make a customary offer to purchase in connection with asset sales, subject to customary thresholds, covenants and exclusions.

Right to Transfer
Exchange Notes:
Each holder of Opco Exchange Notes shall have the right to transfer its Opco Exchange Notes in whole or in part, at any time to an Eligible Holder and, after the Opco Exchange Notes are registered pursuant to the provisions described under “Registration Rights”, to any person or entity; provided that if the Issuer or any of its affiliates holds Opco Exchange Notes, such Opco Exchange Notes shall be disregarded in any voting.  “Eligible Holder” will mean (a) an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act, (b) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, (c) a person acquiring the Opco Exchange Notes pursuant to an offer and sale occurring outside of the United States within the meaning of Regulation S under the Securities Act or (d) a person acquiring the Opco Exchange Notes in a transaction that is, in the opinion of counsel reasonably acceptable to the Issuer, exempt from the registration requirements of the Securities Act; provided that in each case such Eligible Holder represents that it is acquiring the Opco Exchange Notes for its own account and that it is not acquiring such Opco Exchange Notes with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof.

Registration Rights:	The Issuer will be required to:

•	within 60 days after the Opco Rollover Date, file a registration statement for an offer to exchange the Opco Exchange Notes for publicly registered notes with identical terms;

•	use its reasonable best efforts to cause the registration statement to become effective under the Securities Act within 120 days after the Opco Rollover Date;

Exhibit C-III-2

•	complete the exchange offer within 150 days after the Opco Rollover Date; and

•
file and use its reasonable best efforts to a shelf registration statement for the resale of the Opco Exchange Notes if it cannot complete an exchange offer by such 150th day and in certain other circumstances, and keep such shelf registration statement effective, with respect to resales of the Opco Exchange Notes, for as long as it is required by the holders of the Opco Exchange Notes to resell the Opco Exchange Notes.

Upon failure to comply with the requirements of the registration rights agreement (a “Registration Default”), the Issuer shall pay liquidated damages to each holder of Opco Exchange Notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 0.50% per annum on the principal amount of Opco Exchange Notes held by such holder.  The amount of the liquidated damages will increase by an additional 0.50% per annum on the principal amount of Opco Exchange Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages for all Registration Defaults of 2.00% per annum.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the Opco Bridge Loans.

Exhibit C-III-3

EXHIBIT D-I

SUMMARY OF TERMS AND CONDITIONS

$220 MILLION SUPERHOLDCO BRIDGE FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit D-I is attached.

Borrower:	Superholdco

Guarantors:	None.

Administrative Agent:	BOA or an affiliate thereof will act as sole and exclusive administrative agent for the Superholdco Bridge Facility Lenders (the “Superholdco Bridge Administrative Agent”).

Joint Lead Arrangers and Joint Bookrunning Managers:
Bank of America Merrill Lynch and Jefferies Finance will act as joint lead arrangers and joint bookrunning managers for the Opco Bridge Loans (in such capacity, the “Superholdco Bridge Facility Lead Arrangers”).

Superholdco Bridge Facility Lenders:
Each of the Initial Lenders (or an affiliate thereof) (each an “Initial Superholdco Bridge Facility Lender”) and other financial institutions and institutional lenders selected by the Superholdco Bridge Facility Lead Arrangers (the “Superholdco Bridge Facility Lenders”).

Superholdco Bridge Facility:
Subject to adjustment as provided below, up to $220 million senior unsecured PIK toggle bridge facility (the “Superholdco Bridge Facility” and together with the Opco Bridge Facility, the “Bridge Facilities”; the loans under the Superholdco Bridge Facility, the “Superholdco Bridge Loans” and together with the Opco Bridge Loans, the “Bridge Loans”), less the aggregate gross proceeds of Superholdco Notes or any other debt or equity securities of the Companies (other than the Opco Notes and other than securities issued to any direct or indirect parent company of Superholdco) (collectively, “Superholdco Permanent Securities”) issued on or prior to the Closing Date.  The Superholdco Bridge Loans will be available to the Borrower on the Closing Date.

The commitments in respect of the Superholdco Bridge Facility shall be automatically reduced by $220 million upon the occurrence of an Opco Bridge Facility Increase (any such reduction a “Superholdco Bridge Reduction Event”).

If an Unsecured Notes Offer Shortfall exists and the Superholdco Bridge Facility has not been terminated pursuant to the immediately preceding paragraph, the commitments in respect of the Superholdco Bridge Facility shall be automatically increased by the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured

Exhibit D-I-1

Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender (a “Superholdco Bridge Facility Increase”).

Ranking:
The Superholdco Bridge Loans will be senior unsecured obligations of the Borrower and rank pari passu in right of payment with or senior to all other unsecured or subordinated obligations of the Borrower.

Security:	None.

Purpose:
The proceeds of the Superholdco Bridge Loans shall be used to finance the Equity Consideration, the Unsecured Notes Tender and/or the Unsecured Notes Change of Control Offer, as contemplated by Exhibit A.

Interest Rate:	Interest shall be payable in cash (subject to the immediately following paragraph) quarterly in arrears at a rate per annum equal to three-month LIBOR plus the Applicable Cash Margin.

If the maximum amount of dividends and other distributions permitted to be paid in cash (in a manner that does not restrict the use of such cash for paying interest in cash on the Superholdco Bridge Loans) by the Target to Superholdco under the terms of the Target Senior Secured Facilities, the Existing Secured Notes, the Existing Unsecured Notes, the Opco Bridge Facility (or any outstanding Opco Exchange Notes) or the Opco Notes or any other Opco Permanent Securities on any interest payment date plus the amount of available cash at the Borrower is less than the amount of interest that would be payable in cash, the Borrower shall pay the amount of such shortfall (subject to certain rounding mechanics to be agreed) in kind (“PIK Interest”), by increasing the principal amount of the Superholdco Bridge Loans. PIK Interest shall accrue at a rate per annum equal to three-month LIBOR plus the Applicable Cash Margin plus 0.75%.  Notwithstanding the foregoing, Superholdco shall be permitted to use dividends and other distributions from its subsidiaries to pay taxes and certain other operating expenses to be agreed, and cash reserved for a period to be agreed for such purposes shall not constitute “available cash”.

“Applicable Cash Margin” shall initially be 9.25% (or, if the aggregate principal amount of Superholdco Bridge Loans outstanding shall equal or exceed $275 million, 9.75%), and will, in each case, increase by an additional 50 basis points at the end of each subsequent three-month period for as long as the Superholdco Bridge Loans are outstanding; provided that the interest rate (determined for this purpose assuming that interest is paid completely in cash) shall not exceed the Superholdco Rate Cap (as defined in the Fee Letter).

“LIBOR” shall be deemed to be not less than 1.25% per annum.

During the continuance of a payment or bankruptcy default, interest will accrue on all principal, interest and other amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the Superholdco Bridge Loans (except that following the Superholdco Rollover Date

Exhibit D-I-2

(as defined below), interest will accrue on all principal, interest and other amounts at a per annum rate equal to 200 basis points in excess of the Superholdco Rate Cap), and will be payable on demand.

Notwithstanding the foregoing, the Superholdco Bridge Loans will accrue cash interest at a per annum rate equal to the Superholdco Rate Cap (with PIK Interest accruing at rate equal to the Superholdco Rate Cap plus 0.75%) upon the occurrence of a Superholdco Demand Failure Event (as defined in the Fee Letter).

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Cost and Yield Protection:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Amortization:	None.

Optional Prepayments:
The Superholdco Bridge Loans may be prepaid prior to the first anniversary of the Closing Date (the “Superholdco Rollover Date”), in whole or in part, upon written notice, at the option of the Borrower, at any time, together with accrued interest to the prepayment date, without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings; provided, that if a Superholdco Demand Failure Event (as defined in the Fee Letter) shall have occurred, the Superholdco Bridge Loans shall be subject to the call protection applicable to the Superholdco Exchange Notes.

Mandatory Prepayments:
The Borrower shall prepay the Superholdco Bridge Loans without premium or penalty, with (a) all net cash proceeds from sales of property and assets of Superholdco or any of its subsidiaries in excess of amounts to be agreed (including sales or issuances of equity interests by subsidiaries of Superholdco but excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the Credit Documentation in respect of the Superholdco Bridge Facility (the “Superholdco Bridge Credit Documentation”), subject to reinvestment rights to be agreed, (b) all net cash proceeds from the issuance or incurrence after the Superholdco Closing Date of additional debt of Superholdco or any of its subsidiaries other than certain debt permitted under the Superholdco Bridge Credit Documentation, and (c) net cash proceeds from any issuance of equity interest by, or equity contribution to, Superholdco, subject to exceptions to be agreed.  The Borrower’s obligation to prepay Superholdco Bridge Loans and purchase Superholdco Exchange Notes shall be deemed to be satisfied with respect to clause (a) above on a dollar-for-dollar basis to the extent of amounts applied to repay loans under (i) the Target Senior Secured Facilities (in

Exhibit D-I-3

the case of the revolving credit facility, to the extent accompanied by a permanent reduction in commitments thereunder) or (ii) the Opco Bridge Facility.

Change of Control:
In the event of a Change of Control (to be defined), each Superholdco Bridge Facility Lender will have the right to require the Borrower, and the Borrower must offer, to prepay the outstanding principal amount of the Superholdco Bridge Loans at a premium equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of prepayment.  Prior to making any such offer, the Borrower will, within 30 days of the Change of Control, repay all obligations under the Target Senior Secured Facilities and the Opco Bridge Facility, or obtain any required consent of the Target Secured Credit Facilities Lenders under the Target Senior Secured Facilities and the Opco Bridge Facility Lenders under the Opco Bridge Facility to make such prepayment of the Superholdco Bridge Loans.

Conversion into Rollover Loans:
If the Superholdco Bridge Loans have not been previously prepaid in full for cash on or prior to the Superholdco Rollover Date, the principal amount of the Superholdco Bridge Loans outstanding on the Superholdco Rollover Date may, subject to the conditions precedent set forth in Exhibit D-II, be converted into unsecured, senior PIK-toggle rollover loans with a maturity of eight (8) years from the Closing Date and otherwise having the terms set forth in Exhibit D-II (the “Superholdco Rollover Loans”).  Any Superholdco Bridge Loans not converted into Rollover Loans shall be repaid in full on the Superholdco Rollover Date.

Exchange into Exchange Notes:
Each Superholdco Bridge Facility Lender that is (or will immediately transfer its Superholdco Exchange Notes to) an Eligible Holder (as defined in Exhibit D-III) will have the right, at any time on or after the Superholdco Rollover Date, to exchange Superholdco Rollover Loans held by it for unsecured senior exchange notes of the Borrower having the terms set forth in Exhibit D-III (the “Superholdco Exchange Notes”).  Notwithstanding the foregoing, the Borrower will not be required to exchange Superholdco Rollover Loans for Superholdco Exchange Notes unless at least $25 million of Superholdco Exchange Notes would be outstanding immediately after such exchange.  In connection with each such exchange, or at any time prior thereto if requested by the Initial Superholdco Bridge Facility Lenders, the Borrower shall (i) deliver to the Superholdco Bridge Facility Lender that is receiving Exchange Notes, and to such other Superholdco Bridge Facility Lenders as the Initial Superholdco Bridge Facility Lender requests, an offering memorandum of the type customarily utilized in a Rule 144A offering of high yield securities covering the resale of such Superholdco Exchange Notes or Superholdco Bridge Loans by such Superholdco Bridge Facility Lenders, in such form and substance as reasonably acceptable to the Borrower and the Initial Superholdco Bridge Facility Lenders, and keep such offering memorandum updated in a

Exhibit D-I-4

manner as would be required pursuant to a customary Rule 144A securities purchase agreement, (ii) execute an exchange agreement containing provisions customary in Rule 144A transactions (including indemnification provisions) and a registration rights agreement customary in Rule 144A offerings, in each case, if requested by the Initial Superholdco Bridge Facility Lenders, (iii) deliver or cause to be delivered such opinions and accountants’ comfort letters addressed to the Initial Superholdco Bridge Facility Lenders and such certificates as the Initial Superholdco Bridge Facility Lenders may reasonably request as would be customary in Rule 144A offerings and otherwise in form and substance reasonably satisfactory to the Initial Superholdco Bridge Facility Lenders and (iv) take such other actions, and cause its advisors, auditors and counsel to take such actions, as reasonably requested by the Initial Superholdco Bridge Facility Lenders in connection with issuances or resales of Exchange Notes or Superholdco Bridge Loans, including providing such information regarding the business and operations of Superholdco and its subsidiaries as is reasonably requested by any prospective holder of Superholdco Exchange Notes or Superholdco Bridge Loans and customarily provided in due diligence investigations in connection with purchases or resales of securities.

Conditions Precedent
to the Superholdco Bridge
Facility Closing Date and to
Initial Funding:	Limited to (i) the conditions specified in Section 7 of the Commitment Letter and (ii) the conditions specified in Exhibit E to the Commitment Letter, subject to the Limited Conditionality Provisions.

Covenants:
Customary for high yield debt securities of issuers of similar size and credit quality, as reasonably determined by the Superholdco Bridge Facility Lead Arrangers in consultation with the Borrower in light of prevailing market conditions and other circumstances; provided that prior to the Superholdco Rollover Date, the limitation on restricted payments and the limitation on debt will be more restrictive than customary high yield covenants. In addition the Borrower will be required to comply with the Commitment Letter and the Fee Letter, and to use commercially reasonable efforts to refinance the Superholdco Bridge Loans as promptly as practicable following the Closing Date, including by taking the actions specified in paragraph 14 of Exhibit E.

Financial Maintenance
Covenants:                                              None.

Representations and
Warranties, Events of
Default, Waivers and
Consents:
Usual and customary for a transaction of this type substantially identical to those in the Target Senior Secured Facilities (but also applicable to Superholdco) with necessary modifications to reflect differences in documentation for the Superholdco Bridge Facility and in no event more restrictive taken as whole than the Target Senior Secured Facili

Exhibit D-I-5

ties.  For the avoidance of doubt, a failure to comply with the “Superholdco Bridge Take-out Demand” section of the Fee Letter shall constitute an event of default under the Superholdco Bridge Facility.

Assignments and
Participations:
Each Superholdco Bridge Facility Lender will be permitted to make assignments in minimum amounts to be agreed.  Borrower consent to assignments shall not be required; provided, however, that prior to the Superholdco Rollover Date, so long as no payment or bankruptcy event of default exists, the consent of the Borrower (which shall not be unreasonably withheld or delayed) shall be required with respect to any assignment if subsequent thereto, the Initial Superholdco Bridge Facility Lenders would hold, in the aggregate, less than 50.1% of the outstanding Superholdco Bridge Loans; provided, further that Borrower’s consent shall be deemed to have been given if the Borrower has not responded within five business days of a request for such consent.  Each Superholdco Bridge Facility Lender will also have the right, without any consent, to assign as security all or part of its rights under the Superholdco Bridge Credit Documentation to any Federal Reserve Bank.  Each Superholdco Bridge Facility Lender will be permitted to sell participations, without any need of consent, with voting rights limited to significant matters such as changes in amount, rate and maturity date.  An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Superholdco Bridge Administrative Agent in its sole discretion.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the Target Senior Secured Facilities.

Counsel to Superholdco
Bridge Lead Arrangers:	Davis Polk & Wardwell LLP.

Exhibit D-I-6

EXHIBIT D-II

SUMMARY OF TERMS AND CONDITIONS

SUPERHOLDCO SENIOR UNSECURED ROLLOVER LOANS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit D-II is attached.

Borrower:	Same as the Borrower of the Superholdco Bridge Loans.

Guarantors:	None.

Superholdco Rollover Loans:
Superholdco Rollover Loans in an initial principal amount equal to 100% of the outstanding principal amount of the Superholdco Bridge Loans on the Superholdco Rollover Date.  Subject to the conditions precedent set forth below, the Superholdco Rollover Loans will be available to the Borrower to refinance the Superholdco Bridge Loans on the Superholdco Rollover Date.  The Superholdco Rollover Loans will be governed by the Superholdco Bridge Credit Documentation for the Superholdco Bridge Loans and, except as set forth below, shall have the same terms as the Superholdco Bridge Loans.

Ranking:	Same as Superholdco Bridge Loans.

Interest Rate:	Interest shall be payable in cash (subject to the immediately following paragraph) quarterly in arrears at a rate per annum equal to the Superholdco Rate Cap.

If the maximum amount of dividends and other distributions permitted to be paid in cash (in a manner that does not restrict the use of such cash for paying interest in cash on the Superholdco Rollover Loans) by the Target to Superholdco under the terms of the Target Senior Secured Facilities, the Existing Secured Notes, the Existing Unsecured Notes, the Opco Bridge Facility (or any outstanding Opco Exchange Notes) or the Opco Notes or any other Opco Permanent Securities on any interest payment date plus the amount of available cash at the Borrower is less than the amount of interest that would be payable in cash, the Borrower shall have the option to pay the amount of such shortfall (subject to certain rounding mechanics to be agreed) in kind (“PIK Interest”), by increasing the principal amount of the Superholdco Bridge Loans. PIK Interest shall accrue at a rate per annum equal to the Superholdco Rate Cap plus 0.75%.  Notwithstanding the foregoing, Superholdco shall be permitted to use dividends and other distributions from its subsidiaries to pay taxes and certain other operating expenses to be agreed, and cash reserved for a period to be agreed for such purposes shall not constitute “available cash”.

During the continuance of a payment or bankruptcy default, interest will accrue on all principal, interest and other amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the Rollover Loans, and will be payable on demand.

Exhibit D-II-1

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Maturity:	Eight (8) years after the Closing Date.

Optional Prepayments:
For so long as the Superholdco Rollover Loans have not been exchanged for Superholdco Exchange Notes of the Borrower as provided in Exhibit D-III, they may be prepaid at the option of the Borrower, in whole or in part, at any time, together with accrued and unpaid interest to the prepayment date (but without premium or penalty); provided, that if a Superholdco Demand Failure Event (as defined in the Fee Letter) shall have occurred, the Superholdco Rollover Loans shall be subject to the call protection applicable to the Superholdco Exchange Notes.

Conditions Precedent to
Rollover:	The ability of the Borrower to convert any Superholdco Bridge Loans into Superholdco Rollover Loans is subject to the following conditions being satisfied:

(i)
at the time of any such refinancing, there shall exist no event of default or event that, with notice and/or lapse of time, could become an event of default, and there shall be no failure to comply with the Take-out Demand (as defined in the Fee Letter);

(ii)	all fees due and payable to the Superholdco Bridge Facility Lead Arrangers and the Initial Superholdco Bridge Facility Lenders shall have been paid in full;

(iii)
the Superholdco Bridge Facility Lenders shall have received promissory notes evidencing the Superholdco Rollover Loans (if requested) and such other documentation as shall be set forth in the Superholdco Bridge Credit Documentation; and

(iv)	no order, decree, injunction or judgment enjoining any such refinancing shall be in effect.

Covenants:
From and after the Superholdco Rollover Date, the covenants applicable to the Superholdco Rollover Loans will conform to those applicable to the Superholdco Exchange Notes, except for covenants relating to the obligation of the Borrower to refinance the Superholdco Rollover Loans and others to be agreed.

Financial Maintenance Covenants:	None.

Assignments and Participations:	Same as the Superholdco Bridge Loans.

Governing Law:	New York.

Exhibit D-II-2

Indemnification and
Expenses:	Same as the Superholdco Bridge Loans.

Exhibit D-II-3

EXHIBIT D-III

SUMMARY OF TERMS AND CONDITIONS

SUPERHOLDCO SENIOR UNSECURED EXCHANGE NOTES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit D-III is attached.

Issuer:	Same as the Borrower of the Superholdco Bridge Loans.

Superholdco Exchange Notes:
The Borrower will issue the Superholdco Exchange Notes under an indenture that complies with the Trust Indenture Act of 1939, as amended (the “Indenture”).  The Borrower will appoint a trustee reasonably acceptable to the holders of the Superholdco Exchange Notes.  The Indenture will be in substantially the form attached as an exhibit to the Superholdco Bridge Credit Documentation.  The Indenture will include provisions customary for an indenture governing publicly traded high yield debt securities, but with covenants that are more restrictive in certain respects.  Except as expressly set forth above, the Superholdco Exchange Notes shall have the same terms as the Superholdco Rollover Loans.

Ranking:	Same as the Superholdco Bridge Loans.

Security:	None.

Interest Rate:	Interest shall be payable in cash (subject to the immediately following paragraph) semi-annually in arrears at a rate per annum equal to the Superholdco Rate Cap.

If the maximum amount of dividends and other distributions permitted to be paid in cash (in a manner that does not restrict the use of such cash for paying interest in cash on the Superholdco Exchange Notes) by the Target to Superholdco under the terms of the Target Senior Secured Facilities and the Opco Bridge Facility (or any outstanding Opco Exchange Notes) on any interest payment date plus the amount of available cash at the Borrower is less than the amount of interest that would be payable in cash, the Borrower shall have the option to pay the amount of such shortfall (subject to certain rounding mechanics to be agreed) in kind (“PIK Interest”), by increasing the principal amount of the Superholdco Exchange Notes or by issuing additional Superholdco Exchange Notes.  PIK Interest shall accrue at a rate per annum equal to the Superholdco Rate Cap plus 0.75%.  Notwithstanding the foregoing, Superholdco shall be permitted to use dividends and other distributions from its subsidiaries to pay taxes and certain other operating expenses to be agreed, and cash reserved for a period to be agreed for such purposes shall not constitute “available cash”.

Interest on overdue amounts will accrue at a rate of 200 basis points in excess of the rate otherwise applicable to the Superholdco Exchange Notes, and will be payable on demand.

Exhibit D-III-1

Maturity:	Same as the Rollover Loans.

Amortization:	None.

Optional Redemption:
The Superholdco Exchange Notes shall not be redeemable until the fourth anniversary of the Closing Date, after which the Superholdco Exchange Notes will be redeemable at the option of the Issuer at a premium equal to 50% of the coupon on the Superholdco Exchange Notes, declining ratably to par on the date which is two years prior to the maturity date.

In addition, Superholdco Exchange Notes will be redeemable at the option of the Issuer prior to the third anniversary of the Closing Date with the net cash proceeds of qualified equity offerings of any direct or indirect parent of the Issuer that are contributed to the Issuer at a premium equal to the coupon on the Superholdco Exchange Notes; provided that after giving effect to such redemption at least 65% of the aggregate principal amount of Exchange Notes originally issued shall remain outstanding.

Prior to the fourth anniversary of the Closing Date, the Issuer may redeem the Superholdco Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fourth anniversary of the Closing Date plus 50 basis points (plus accrued interest).

Mandatory
Offer to Purchase:
The Issuer will be required to offer to purchase the Superholdco Exchange Notes upon a Change of Control (to be defined in the Indenture) at 101% of the principal amount thereof plus accrued interest to the date of purchase, unless the Borrower shall have delivered previously or concurrently an irrevocable notice to redeem such Superholdco Exchange Notes pursuant to “Optional Redemption” above.

In addition, the Issuer will be required to make a customary offer to purchase in connection with asset sales, subject to customary thresholds, covenants and exclusions.

Right to Transfer
Exchange Notes:
Each holder of Superholdco Exchange Notes shall have the right to transfer its Superholdco Exchange Notes in whole or in part, at any time to an Eligible Holder and, after the Superholdco Exchange Notes are registered pursuant to the provisions described under “Registration Rights”, to any person or entity; provided that if the Issuer or any of its affiliates holds Superholdco Exchange Notes, such Superholdco Exchange Notes shall be disregarded in any voting.  “Eligible Holder” will mean (a) an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act, (b) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, (c) a person acquiring the Superholdco Exchange Notes pursuant to an offer and sale occurring outside of the United States within the meaning of Regulation S under the Securities Act or (d) a person acquiring the Su-

Exhibit D-III-2

perholdco Exchange Notes in a transaction that is, in the opinion of counsel reasonably acceptable to the Issuer, exempt from the registration requirements of the Securities Act; provided that in each case such Eligible Holder represents that it is acquiring the Superholdco Exchange Notes for its own account and that it is not acquiring such Superholdco Exchange Notes with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof.

Registration Rights:	The Issuer will be required to:

•	within 60 days after the Superholdco Rollover Date, file a registration statement for an offer to exchange the Superholdco Exchange Notes for publicly registered notes with identical terms;

•	use its reasonable best efforts to cause the registration statement to become effective under the Securities Act within 120 days after the Superholdco Rollover Date;

•	complete the exchange offer within 150 days after the Superholdco Rollover Date; and

•
file and use its reasonable best efforts to a shelf registration statement for the resale of the Superholdco Exchange Notes if it cannot complete an exchange offer by such 150th day and in certain other circumstances, and keep such shelf registration statement effective, with respect to resales of the Superholdco Exchange Notes, for as long as it is required by the holders of the Superholdco Exchange Notes to resell the Superholdco Exchange Notes.

Upon failure to comply with the requirements of the registration rights agreement (a “Registration Default”), the Issuer shall pay liquidated damages to each holder of Superholdco Exchange Notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 0.50% per annum on the principal amount of Exchange Notes held by such holder.  The amount of the liquidated damages will increase by an additional 0.50% per annum on the principal amount of Superholdco Exchange Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages for all Registration Defaults of 2.00% per annum.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the Superholdco Bridge Loans.

Exhibit D-III-3

EXHIBIT E

CONDITIONS PRECEDENT3

The initial extensions of credit under the Target Senior Secured Facilities and the funding of the Bridge Loans under the Bridge Facilities on the Closing Date will be subject to satisfaction of the following conditions:

1.
The Board of Directors of the Target shall have redeemed the rights issued pursuant to the Target’s shareholder rights plan (or such rights shall have been invalidated or shall have become inapplicable to the Acquisition) (the “Redemption Date”).

2.
GLI, MergerSub and the Target shall have entered into the Merger Agreement.  The Merger Agreement when executed shall be reasonably satisfactory to the Lead Arrangers and shall not thereafter have been amended, waived or otherwise modified, and no consent thereunder shall have been given, in each case that is materially adverse to the interests of the Lenders under the Target Facilities, unless consented to by the Lead Arrangers; provided, that any change in the Equity Consideration or Share Price and any amendment to any provision of the Merger Agreement of which the Lead Arrangers or the lenders in respect of the Target Facilities are specifically identified as third party beneficiaries shall be deemed to be materially adverse to the interests of the Lenders.

3.	The Equity Contribution shall have been made (or shall be made simultaneously with the initial borrowing under the Target Facilities) and the Refinancing shall have been consummated.

4.
The Merger Condition shall be satisfied, and the Closing Date and the Merger shall occur concurrently with the initial funding of the Target Facilities, in compliance with applicable law and in accordance with the documentation relating thereto (the “Tender Offer Documents”) (which Tender Offer Documents shall be in substantially the same form as the latest draft received by the Lead Arrangers prior to the date of the Commitment Letter), as amended, waived or otherwise modified from time to time but without any modifications, waivers (including of any conditions to MergerSub’s obligations to consummate the Tender Offer, determined without regard to standards such as “unless otherwise satisfactory to, or determined or agreed by MergerSub”) or amendments thereof or any consents thereunder (except as expressly provided in the Merger Agreement) that are materially adverse to the interests of the Lenders under the Target Facilities (including, without limitation, any of the foregoing that results in an increase in the Equity Consideration or Share Price, unless consented to by the Lead Arrangers).

5.
GLI shall have engaged one or more investment banks reasonably satisfactory to the Lead Arrangers, on terms reasonably satisfactory to the Lead Arrangers, as consent solicitation agents with respect to the Secured Notes Consent and the Unsecured Notes Consent.  Each of the Consents shall have been launched promptly after the earlier of the Merger Agreement Date and the Redemption Date and the Target shall have used commercially reasonable efforts to obtain each of the Consents on the terms described in the Commitment Letter (including the timing set forth in Exhibit A) and the Fee Letter at least 15 business days prior to the beginning of a Qualifying Marketing Period (as defined below)

3	Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit E is attached.

Exhibit E-1

(the “Consent Expiration Date”); provided that the Target shall terminate any Consent that has not, as of the Consent Expiration Date, received the requisite consents required to make such Consent effective (whether or not such consent is subject to revocation); provided, further, that if either the Secured Notes Consent or the Unsecured Notes Consent is so terminated, and the Lead Arrangers so request (after consultation with GLI), then the Target shall have commenced the Secured Notes Change of Control Offer (and, if applicable, the Secured Notes Tender) and/or the Unsecured Notes Change of Control Offer (and, if applicable the Unsecured Notes Tender) no later than 15 business days prior to the beginning of a Qualifying Marketing Period.

6.	With respect to the Target Senior Secured Facilities:

(i)
(x) the requisite consents required to make the Credit Agreement Consent effective shall not have been received (a “Credit Agreement Consent Failure Event”) or (y) the requisite consents required to make the Secured Notes Consent effective shall not have been received (a “Secured Notes Consent Failure Event”);

(ii)
if a Secured Notes Consent Failure Event shall exist, the Secured Notes Change of Control Offer (and, if requested by the Lead Arrangers, the Secured Notes Tender) shall have been launched in consultation with the Lead Arrangers and in accordance with the timing set forth in Exhibit A;

(iii)
unless (x) the Unsecured Notes Consent shall have been obtained or (y) either the Credit Agreement Consent and/or the Secured Notes Consent has been obtained and an Unsecured Notes Change of Control Shortfall shall exist, the Opco Bridge Facility shall have become effective; and

(iv)	unless none of the Credit Agreement Consent, the Secured Notes Consent and the Unsecured Notes Consent shall have been obtained, the Superholdco Bridge Facility shall have become effective.

7.	With respect to the Opco Bridge Facility:

(i)	if either a Credit Agreement Consent Failure Event or a Secured Notes Consent Failure Event (or both) shall exist, the Target Senior Secured Facilities shall have been obtained and become effective;

(ii)
(x) the requisite consents required to make the Unsecured Notes Consent effective shall not have been received and (y) the Unsecured Notes Change of Control Offer (and, if requested by the Lead Arrangers, the Unsecured Notes Tender) shall have been launched in consultation with the Lead Arrangers and in accordance with the timing set forth in Exhibit A; and

(iii)	unless none of the Credit Agreement Consent, the Secured Notes Consent and the Unsecured Notes Consent shall have been obtained, the Superholdco Bridge Facility shall have become effective.

8.	With respect to the Superholdco Bridge Facility:

(i)	at least one of (x) the Credit Agreement Consent, (y) the Secured Notes Consent and (z) the Unsecured Notes Consent shall have become effective,

Exhibit E-2

(ii)	if either a Credit Agreement Consent Failure Event or a Secured Notes Consent Failure Event (or both) shall exist, the Target Senior Secured Facilities shall have been obtained; and

(iii)
unless (x) the Unsecured Notes Consent shall have been obtained or (y) either the Credit Agreement Consent and/or the Secured Notes Consent has been obtained and an Unsecured Notes Change of Control Shortfall shall exist, the Opco Bridge Facility shall have become effective.

9.
Absence of a “Target MAC” (or equivalent defined term) (as defined in the Merger Agreement; provided, that such definition and all related definitions used in such defined term shall be reasonably satisfactory to the Lead Arrangers).

10.
The Lead Arrangers shall have received (a) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target for the 2009, 2010 and 2011 fiscal years (and, to the extent the Closing Date occurs after the date that is 90 days after the end of the Target’s 2012 fiscal year, the 2012 fiscal year), (b) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target for each subsequent fiscal quarter ended at least 45 days before the Closing Date, and (c) the Information Memorandum ((a), (b) and (c), together with the pro forma financial statements described in the immediately following condition, collectively, the “Required Bank Information”).

11.
The Lead Arrangers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Target as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to paragraph 10 above, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), which shall be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended (subject to exceptions customary for offerings conducted under Rule 144A or otherwise mutually agreed), including preliminary adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

12.
The Lead Arrangers shall have received a certificate from the chief financial officer of Superholdco and the Target in form and substance reasonably satisfactory to the Lead Arrangers certifying that the Superholdco, Target and their respective subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

13.
All requisite governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent required (other than any such approvals or consents that are not material), all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions.

14.
With respect to each of the Bridge Facilities, the Investment Banks (as defined in the Fee Letter) shall have been retained and shall have received (x) a customary preliminary offering memorandum suitable for use in a customary “high yield road show” relating to offering of the Opco Notes (in the case of the Opco Bridge Facility) or the Superholdco Notes (in the case of the Superholdco Bridge Facility) in a form customary for preliminary offering memoranda used in private placements of non-

Exhibit E-3

convertible debt securities, including a business discussion, financial statements (it being understood and agreed that the most recent financial statements shall not be more than 135 days old), pro forma financial statements and other customary financial data, in each case of the Target, of the type and form customarily included in offering memoranda, private placement memoranda and similar documents customarily used in Rule 144A offerings, to consummate an offering of the Notes (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-K Item 402(b), but shall include customary disclosure of certain guarantor and non-guarantor information) and all other data that would be necessary for the Investment Banks to receive a customary (for high yield debt securities) “comfort” letter (which shall also provide “negative assurance” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old) from independent accountants in connection with the offering of the Notes, (y) drafts of customary comfort letters from auditors of the Target (including “negative assurances” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old), which such auditors are prepared to issue upon completion of customary procedures and (z) drafts of a customary “10b-5” disclosure letter from counsel to the Target, each in form and substance customary for high yield debt securities offerings.  The Investment Banks shall have been afforded a Qualifying Marketing Period following the first date upon which the conditions set forth in the immediately preceding sentence shall have been satisfied to seek to offer and sell or privately place the Notes with qualified purchasers thereof.  As used herein, “Qualifying Marketing Period” means a period of at least 15 consecutive business days ending prior to the Closing Date which period shall not include any days during or continue over the periods (i) commencing on July 1, 2012 and ending on July 8, 2012 or (ii) commencing on August 17, 2012 and ending on September 3, 2012; provided, that a Qualifying Marketing Period shall not commence until at least 21 consecutive days following the date on which the Target shall have provided each of S&P and Moody’s (the “Agencies”) with all information reasonably requested by the Agencies or by the Lead Arrangers in connection with procuring the Ratings.

15.
With respect to the Target Facilities, the Lead Arrangers shall have been afforded a Qualifying Marketing Period to seek to syndicate the Target Facilities following the first date upon which (i) the Required Bank Information has been delivered to the Lead Arrangers, (ii) the Secured Notes Consent shall have been obtained or the Secured Notes Change of Control Offer (and, if requested by the Lead Arrangers, the Secured Notes Tender) has been launched, (iii) the Unsecured Notes Consent shall have been obtained or the Unsecured Notes Change of Control Offer (and, if requested by the Lead Arrangers, the Unsecured Notes Tender) has been launched and (iv) MergerSub shall have notified the Lead Arrangers in writing that either or both of the Credit Agreement Consent and the Secured Notes Consent have failed and been terminated or otherwise been permanently abandoned.

16.
None of the Existing Credit Agreement nor any other debt instrument of the Borrower and its subsidiaries shall have been amended in any manner except as contemplated by paragraphs 5, 6 and 7 of the Transaction Description, and no default or event of default under any of the foregoing shall exist after giving effect to the Transactions.

17.
The execution and delivery of (i) the definitive credit documentation in respect of the Target Senior Secured Facilities (in the case of the Target Senior Secured Facilities), the definitive credit documentation in respect of the Opco Bridge Facility (in the case of the Opco Bridge Facility), the definitive credit documentation in respect of the Superholdco Bridge Facility (in the case of the Superholdco Bridge Facility) (collectively, the “Credit Documentation”) which shall, in each case, be consistent with the Commitment Letter and the Term Sheets, subject to the Limited Conditionality Provisions set forth in the Commitment Letter (and your negotiation in good faith for distribu

Exhibit E-4

tion to Lenders of substantially complete drafts thereof no later than five business days (or, in the case of the Credit Documentation with respect to the Bridge Facilities, two business days) prior to the Closing Date), and (ii) customary legal opinions, customary evidence of authorization, customary officer’s certificates, customary authorization and good standing certificates (to the extent applicable).

18.
With respect to the Target Senior Secured Facilities, subject in all respects to the Limited Conditionality Provisions, all documents and instruments required to create and perfect the security interest in the Collateral (as defined in Exhibit B) shall have been executed and delivered and, if applicable, be in proper form for filing.

19.
The Specified Merger Agreement Representations shall be true and correct to the extent described in the Limited Conditionality Provisions and the Specified Representations shall be true and correct in all material respects (or, to the extent limited by materiality therein, in all respects).

20.	GLI, Superholdco and MergerSub shall have complied in all material respects with their obligations under the Fee Letter.

21.
The Lead Arrangers shall have received, at least five business days prior to the initial funding of the Target Facilities, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, to the extent requested at least 10 days prior to the initial funding of the Target Facilities.

Exhibit E-5

BANK OF AMERICA, N.A. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036	JEFFERIES FINANCE LLC 520 Madison Avenue New York, NY 10022

CONFIDENTIAL

April 27, 2012

Genomma Lab Internacional, S.A.B. de C.V.
Antonio Dovali Jaime #70 Torre C, Piso 2
Col. Santa Fe
Mexico, D.F. 01210

Attention:  Oscar Villalobos, Chief Financial Officer

Project Encore 21

Commitment Letter (GLI)

Ladies and Gentlemen:

Genomma Lab Internacional, S.A.B. de C.V. (“GLI” or “you”) has advised each of Bank of America, N.A. (“BOA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates, “Bank of America Merrill Lynch” and, together with BOA, “BofAML”) and Jefferies Finance LLC (“Jefferies Finance” and, together with BofAML, the “Commitment Parties”) that GLI, through Superholdco and MergerSub, intends to acquire all of the equity interests of the Target pursuant to the transactions described in the summary of transactions set forth in Exhibit A (the “Transaction Description”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description or the Summaries of Terms and Conditions attached hereto as Exhibits B-I, B-II and B-III (collectively, the “Term Sheets”) and the Summary of Conditions Precedent attached hereto as Exhibit C (the “CPs” and, together with this commitment letter, the Transaction Description and the Term Sheets, collectively, the “Commitment Letter”).  Superholdco, MergerSub, the Target and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”.

1. Commitments.  In connection with the Transactions, BOA and Jefferies Finance (each an “Initial Lender” and, collectively, the “Initial Lenders”) are pleased to advise you of:

(a)  BOA’s commitment to provide 50% of the aggregate principal amount of the GLI Bridge Facility; and

(b)  Jefferies Finance’s commitment to provide 50% of the aggregate principal amount of the GLI Bridge Facility;

in each case upon and subject to the terms and conditions set forth in this Commitment Letter and the Fee Letter including the satisfaction of the conditions set forth in Section 7, Exhibit B and Exhibit C hereto, and as adjusted pursuant to Section 2 below, and subject in all cases to the Limited Conditionality Provisions (as defined below).  For the avoidance of doubt, each Initial Lender’s commitment hereunder in respect of the GLI Bridge Facility shall include its applicable percentage of any GLI Bridge Facility Decrease.  The commitments of the Initial Lenders hereunder are several and not joint.

2. Adjustments to the Commitments.  The commitments of the Initial Lenders in respect of the GLI Bridge Facility shall be irrevocably reduced by the dollar or dollar-equivalent amount of the Replacement Commitments on the date such Replacement Commitments are entered into (in the case of peso-denominated commitments, as determined by the Lead Arrangers using the spot rate for the exchange of Mexican pesos for United States dollars at 11:00 a.m. (New York City time) on such date).

3. Titles and Roles.  In addition, (a) BOA is pleased to advise you of its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the GLI Bridge Facility and (b) each of Bank of America Merrill Lynch and Jefferies Finance is pleased to advise you of its willingness, and you hereby engage each of the foregoing, to act as the joint lead arrangers and joint bookrunning managers (in such capacity, the “Lead Arrangers” and the Lead Arrangers as of the date hereof, the “Initial Lead Arrangers”) for the GLI Bridge Facility, and in connection therewith to form a syndicate of lenders for the GLI Bridge Facility (collectively, the “Lenders”) in consultation with you, including the Initial Lenders. It is further agreed that the marketing names of the Lead Arrangers will appear in alphabetical order in any marketing materials or other documentation used in connection with the GLI Bridge Facility.

Except as set forth in this paragraph, you agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no other compensation (other than compensation expressly contemplated by this Commitment Letter or the Fee Letter referred to below) will be paid to any Lender in order to obtain its commitment to participate in the GLI Bridge Facility unless you and we shall so agree; provided that you may, on or prior to the date which is 21 calendar days after the date hereof, appoint up to one additional financial institution reasonably acceptable to the Lead Arrangers as joint arranger or bookrunner for the GLI Bridge Facility; provided further that in connection with the appointment of an additional joint arranger or bookrunner in accordance with the immediately preceding proviso, (x) the aggregate economics payable to such additional joint arranger or bookrunner (and any relevant affiliates thereof) in respect of the GLI Bridge Facility shall not exceed 20% of the total economics which would otherwise be payable to the Initial Lenders in respect of the GLI Bridge Facility pursuant to the Fee Letter, (y) any such additional joint arranger or bookrunner (or its relevant affiliate) shall provide a commitment ratably in a manner consistent with those provided by the Initial Lenders (it being understood that, notwithstanding anything in Section 4 to the contrary, the commitments of the Initial Lenders in respect of the GLI Bridge Facility, in each case pursuant to and in accordance with this proviso, shall be permanently reduced by the amount of the commitments of such appointed entity (or any relevant affiliate thereof) in respect of the GLI Bridge Facility, with such reduction allocated to reduce the commitments of the Initial Lenders in respect of the GLI Bridge Facility at such time on a pro rata basis according to the respective amounts of their commitments, upon the execution by such entity (and any relevant affiliate) of customary joinder documentation to this Commitment Letter and to that certain commitment letter, dated as of the date hereof, by and among GLI and the other parties thereto in respect of certain credit facilities to be made available to the Target and/or Superholdco (the “Target Facilities Commitment Letter”), and thereafter, such entity (and any relevant affiliate) shall constitute (i) a “Commitment Party” and “Lead Arranger” hereunder and it or its relevant affiliate providing such commitment shall constitute an “Initial Lender” hereunder and (ii) a “Commitment Party” and “Lead Arranger” under the Target Facilities Commitment Letter and it or its relevant affiliate providing a commitment under the Target Facilities Commitment Letter shall consti-

tute an “Initial Lender” as specified thereunder) and (z) the aggregate economics payable to such additional arranger or bookrunner (or any relevant affiliate thereof) in respect of the GLI Bridge Facility shall be proportionate to the commitment of such entity in respect of the GLI Bridge Facility.

4. Syndication.  The Lead Arrangers intend to commence syndication of the GLI Bridge Facility promptly after your acceptance of the terms of this Commitment Letter and the Fee Letter (as hereinafter defined) to a group of financial institutions identified by the Lead Arrangers in consultation with you.  Notwithstanding any other provision of this Commitment Letter (other than the provisions contained in the last paragraph of Section 3 above) to the contrary, (a) no Initial Lender shall be relieved or novated from its obligations hereunder in connection with any syndication or assignment until the execution and delivery of the Credit Documentation (as defined in the Term Sheets), and (b) unless the Borrower agrees in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments, until the execution and delivery of the Credit Documentation on the Closing Date.  Without limiting your obligations to assist with syndication efforts as set forth below, it is understood that the Initial Lenders’ commitments hereunder are not subject to the syndication of the GLI Bridge Facility nor the receipt of the ratings referenced below.  You agree to actively assist, and, from and after the Merger Agreement Date, to use your commercially reasonable efforts to cause the Target and its subsidiaries to actively assist, the Lead Arrangers in achieving a syndication of the GLI Bridge Facility that is satisfactory to the Lead Arrangers.  Such assistance shall include, until the earlier to occur of (1) Successful Syndication (as defined in the Fee Letter) and (2) 90 days after the Closing Date (the “Syndication Date”), (a) your commercially reasonable efforts to provide and cause your advisors to provide, and, from and after the Merger Agreement Date, using your commercially reasonable efforts to cause the Target, its subsidiaries and its advisors to provide, the Lead Arrangers and the Lenders upon request with all information reasonably deemed necessary by the Lead Arrangers to complete such syndication, including, but not limited to, information and evaluations prepared by you, the Target and your and its advisors, or on your or its behalf, relating to the Transaction (including the Projections (as hereinafter defined), (b) your assistance (and your commercially reasonable efforts to cause the Target to assist) in the preparation and completion, within seven calendar days following the execution of this Commitment Letter, of information memoranda with respect to the GLI Bridge Facility in form and substance customary for transactions of this type and otherwise reasonably satisfactory to the Lead Arrangers (each, an “Information Memorandum”) and other materials to be used in connection with the syndication of the GLI Bridge Facility (collectively with the Term Sheets and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined)), the “Information Materials”), (c) your using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit materially from your existing lending relationships and, from and after the Merger Agreement Date, and to the extent practical and appropriate, the existing banking relationships of the Target, (d) your using commercially reasonable efforts to obtain, within fourteen calendar days of the Merger Agreement Date and no later than 30 days prior to the Closing Date, monitored public corporate credit or family ratings of GLI and the Target after giving effect to the Transaction and ratings of the GLI Bridge Facility and the Notes from any two of the following three rating agencies: (i) Moody’s Investors Service, Inc. (“Moody’s”), (ii) Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and (iii) Fitch Ratings (“Fitch”), (e) if, on the Merger Agreement Date, the Mexican peso to US dollar exchange rate is greater than 14.5 to 1, your entering into foreign exchange hedging arrangements reasonably satisfactory to the Lead Arrangers with respect to the indebtedness to be provided to you under the GLI Bridge Facility, (f) your otherwise assisting the Lead Arrangers in their syndication efforts, including by making your officers and advisors, and using your commercially reasonable efforts to make the officers and advisors of the Target, available from time to time to attend and make presentations regarding the business and prospects of GLI and its subsidiaries, the Companies and the Transaction at one or more meetings of prospective Lenders at times and places mutually agreed upon and (g) your negotiation in good faith for distribution to Lenders no later than two business days prior to the Closing Date of substantially complete drafts of the Credit Documen-

tation, which shall, in each case, be consistent with this Commitment Letter and the Term Sheets, subject to the Limited Conditionality Provisions set forth herein.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the GLI Bridge Facility in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders.  It is understood that no Lender participating in the GLI Bridge Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Term Sheets.  It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of the Lead Arrangers.

5. Information Requirements.  You hereby represent and warrant that (a) all written information and written data, other than Projections (as defined below) and other than information of a general economic or industry specific nature that has been or is hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives or by or on behalf of the Target or any of its representatives in connection with any aspect of the Transaction (the “Information”), taken as a whole, is or will be when furnished, (in the case of Information with respect to the Target, to the best of your knowledge) correct in all material respects and does not and will not (in the case of Information with respect to the Target, to the best of your knowledge), when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto prior to the time such Information is used by or relied upon by the Lenders or Lead Arrangers, pursuant to their syndication efforts or otherwise) and (b) all financial projections concerning you and your subsidiaries or the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives or by or on behalf of the Target or its representatives (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared and at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).  You agree that, if at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations (to the best of your knowledge with respect to the Target) will be correct in all material respects at such time.  In issuing this commitment and in arranging and syndicating the GLI Bridge Facility, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof.

You acknowledge that (a) the Lead Arrangers on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to GLI, its subsidiaries, the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities.  If reasonably requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom.  In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Lead Arrangers on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders:  (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the GLI Bridge Facility and (c) drafts and final versions of definitive documents with respect to the GLI Bridge Facility.  If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arrangers will not distribute such materials to Public Lenders without further discussions with you.  You agree that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

6. Fees and Indemnities.

(a) You agree to pay (or cause to be paid) the fees set forth in the separate fee letter addressed to you dated the date hereof from the Commitment Parties (the “Fee Letter”) if and to the extent payable.  You also agree to reimburse the Commitment Parties on the earlier of (x) the Closing Date and (y) the date on which the commitments and undertakings of the Commitment Parties hereunder shall terminate pursuant to the last paragraph of Section 10 hereof for all reasonable and documented out-of-pocket fees and expenses (including the reasonable fees, disbursements and other charges of one primary counsel and one local counsel to the Commitment Parties in each relevant jurisdiction and due diligence expenses) incurred in connection with the GLI Bridge Facility, the syndication thereof, the preparation of the Credit Documentation therefor and the other transactions contemplated hereby, whether or not any Closing Date occurs or any Credit Documentation is executed and delivered or any extensions of credit are made under the GLI Bridge Facility.  You acknowledge that one or more of the Commitment Parties may receive a benefit in unrelated matters, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including its representation with respect to the Transactions.

(b) You also agree to indemnify and hold harmless each of the Commitment Parties and each of their respective affiliates, successors and permitted assigns and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable and documented out-of-pocket fees, disbursements and other charges of one primary counsel and one local counsel to the Commitment Parties in each relevant jurisdiction (and, in the case of a conflict of interest, additional counsel to all affected Indemnified Parties similarly situated in each relevant jurisdiction) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transactions and any of the other transactions contemplated thereby or (b) the GLI Bridge Facility, or any use made or proposed to be made with the proceeds thereof; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, losses, liabilities or related expenses to the extent they arise from (i) the gross negligence or willful misconduct of, or material breach of the obligations under this Commitment Letter by, such Indemnified Party, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction or (ii) any disputes solely among Indemnified Parties and not arising out of any act or omission of you or any of your affiliates (other than any claims against any Commitment Party in its capacity or in fulfilling its role as an Administrative Agent or Lead Arranger or any similar role under the GLI Bridge Facility).  In the case of any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transactions is consummated.  You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you, the Companies or your or their subsidiaries or affiliates or to your or their respective equity holders or creditors or any other person arising out of, related to or in connection with any aspect of the Transactions, except to the extent of direct (as opposed to special, indirect, consequential, exemplary or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.  It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person), and that the Commitment Parties shall be severally liable solely in respect of their respective commitments to the GLI Bridge Facility, on a several, and not joint, basis with any other Lender and that such liability shall only arise to the extent damages have been caused by breach of the Commitment Parties’ respective obligations hereunder to negotiate in good faith the Credit Documentation on the terms set forth in this Commitment Letter and the Fee Letter, as determined in a final, non-appealable judgment by a court of competent jurisdiction.  Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final, non-appealable judgment of a court of competent jurisdiction.  You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission.

7. Conditions to Financing.  The commitments of the Initial Lenders in respect of the GLI Bridge Facility and the undertakings of the Lead Arrangers to provide the services described herein are subject to the satisfaction of each of the conditions set forth in Exhibit C hereto and each of the following conditions precedent: (a) to the extent you are provided with an opportunity to conduct a due diligence investigation of the Target, our having a concurrent opportunity to conduct a comparable due diligence investigation of the Target (including your providing or causing us to be provided with access to all due diligence materials and information with respect to the Target made available to you and a reasonable opportunity to participate in any due diligence discussions with the Target), and our satisfaction in all respects with the results thereof;1 (b) our not having discovered or otherwise having become aware of any information (including, as a result of events or circumstances arising after the date hereof) not previously disclosed to us (including without limitation by way of any public filings by the Target with the Securities and Exchange Commission prior to the date hereof) that is inconsistent in a material and adverse manner with our understanding of (i) the business, assets, liabilities, operations, condition (financial or otherwise), operating results or prospects of the Target and its subsidiaries, taken as a whole, or (ii) the Transaction; (c) none of GLI, Superholdco, MergerSub or their respective

1 We expect to be in a position to remove this condition prior to the execution of the Merger Agreement.

subsidiaries and  from and after the Merger Agreement Date, neither of Target nor any of its subsidiaries shall have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of the syndication or issuance of, or engaged in discussions concerning the syndication or issuance of, any debt of GLI, Superholdco, MergerSub, the Target or any of their respective subsidiaries (other than the Target Facilities, the GLI Bridge Facility, the Notes and the Replacement Commitments; provided that no general investor solicitation shall be made in respect of any Replacement Commitments, each investor to be invited to provide a Replacement Commitment shall be subject to the prior approval of the Lead Arrangers in their sole discretion and the other conditions relating to the Replacement Commitments set forth in paragraph 5 of Exhibit A to this Commitment Letter shall be satisfied), including any renewals or refinancings of any existing debt, without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld); and (d) the execution of definitive documents and other customary closing documents, including legal opinions and closing certificates.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations relating to the Target, its subsidiaries and its businesses the accuracy of which shall be a condition to the availability of the GLI Bridge Facility on the Closing Date shall be (i) the representations made by or with respect to the Target and its subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that GLI or MergerSub has the right to terminate its obligations under the Merger Agreement, or to decline to consummate the Acquisition pursuant to the Merger Agreement (as hereinafter defined), as a result of a breach of such representations in the Merger Agreement (the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as hereinafter defined).  For purposes hereof, “Specified Representations” means the representations and warranties relating to corporate status, corporate power and authority to enter into the Credit Documentation, due authorization, execution, delivery and enforceability of the Credit Documentation, no conflicts with laws, charter documents or material agreements, solvency, Federal Reserve margin regulations, the U.S.A. Patriot Act, laws applicable to sanctioned persons, the Foreign Corrupt Practices Act, the Investment Company Act, status of the GLI Bridge Facility as senior debt, the creation, validity, priority and perfection of the security interests granted in the intended collateral (it being understood that to the extent any security interest in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement, the filing of short-form security agreements with the United States Copyright Office or the delivery of certificates evidencing equity interests) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such perfected security interest(s) (including the registration of non-possessory pledges with the registro único de garantías mobiliarias or the registration of mortgages with the applicable registro publico de la propiedad) shall not constitute a condition precedent to the availability of the GLI Bridge Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed).  This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

8. Confidentiality and Other Obligations.  This Commitment Letter and the Fee Letter and the contents hereof and thereof are confidential and may not be disclosed in whole or in part to any person or entity without our prior written consent except (i) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process based on the reasonable advice of your legal counsel (in which case you agree to inform us (to the extent practicable and not prohibited by applicable law) promptly thereof), (ii) to your officers, directors, agents, employees, attorneys, accountants, advisors or controlling persons on a confidential basis and (iii) after your acceptance thereof, this Commitment Letter (but not the Fee Letter) may be disclosed (w) on a confidential basis to the board of directors, officers and advisors of the Target in connection with their consideration of the Transactions, (x) in filings that are required by law to be made in connection with the Transactions with the Securities and Exchange Commis sion and other applicable regulatory authorities and stock exchanges, (y) in any prospectus or other offering memorandum relating to the Notes and (z) to rating agencies in connection with their evaluation of the GLI Bridge Facility for ratings purposes; provided that it is understood that (a) you may make a public announcement of the Tender Offer and, after your acceptance of this Commitment Letter and the Fee Letter, disclose the existence of the commitments of the Commitment Parties hereunder, and in the case of any such disclosure that mentions the name of any Commitment Party, with such Commitment Party’s prior consent (such consent not to unreasonably withheld) and (b) after your acceptance of this Commitment Letter and the Fee Letter, the aggregate fees payable under the Fee Letter may be disclosed in generic disclosure of aggregate sources and uses contained in any offering memorandum, prospectus or other marketing materials relating to the GLI Bridge Facility.

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this letter agreement and otherwise in connection with the Transactions and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Parties from disclosing any such information (i) pursuant to the order of any court or administrative agency or governmental authority, of any nature whatsoever, or in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process (in which case the Commitment Parties agree to inform you promptly thereof to the extent practical prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory or governmental authority having jurisdiction over the Commitment Parties or any of their respective affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by the Commitment Parties, (iv) to the Commitment Parties’ affiliates, employees, legal counsel, advisors, independent auditors and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and have been instructed to keep such information confidential on substantially the terms set forth herein or who are otherwise bound by an obligation of confidentiality (whether by law, contract or otherwise), (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by the Commitment Parties, (viii) to potential Lenders, participants or assignees who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material), (ix) to the extent included in any Information Materials distributed to Public Lenders or (x) to the extent provided to rating agencies.  This paragraph shall terminate on the first anniversary of the date hereof.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours.  The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to GLI, its subsidiaries, the Companies and their respective affiliates with the same degree of care as they treat their own confidential information.  The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.  In connection with the services and transactions contemplated hereby, you agree that the Commitment Parties are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning GLI, its subsidiaries, the Companies or any of their respective affiliates that is or may come into the possession of the Commitment Parties or any of such affiliates, to the extent such affiliates, agents, advisors or representatives have been informed of the confidential nature of such information and have been instructed to keep such information confidential on substantially the terms set forth herein or who are otherwise bound by an obligation of confidentiality (whether by law, contract or otherwise).

We note that GLI and/or Superholdco may have retained one or more of the Commitment Parties as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition, and may in the future retain one or more of the Commitment Parties to provide certain other services in connection with the Transactions. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from the engagement of the Financial Advisor and the other retentions referred to in the preceding sentence, on the one hand, and our and our affiliates’ relationships with you in respect of the GLI Bridge Facility as described and referred to herein, on the other hand.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the GLI Bridge Facility and any related arranging or other services described in this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with each transaction contemplated hereby and the process leading to such transaction, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor (other than as expressly set forth in the preceding paragraph, it being understood that this Commitment Letter shall not create any such advisory relationship), agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party, (v) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Commitment Parties has advised or is currently advising you or your affiliates on other matters) and the Commitment Parties have no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates.  To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “U.S.A. Patriot Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties, as applicable, to identify you in accordance with the U.S.A. Patriot Act.

9. Survival of Obligations.  The provisions of Sections 4, 5, 6, 8 and 10 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder; provided that your obligations under this Commitment Letter (other than (i) your obligations with respect to syndication, which shall survive only until the Syndication Date, and (ii) confidentiality) shall automatically terminate and be superseded by the corresponding provisions (if any) of the Credit Documentation.

10. Miscellaneous.  This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together,

shall constitute an original.  Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof.  Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter or the Fee Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) agreement with respect to the subject matter herein, it being acknowledged and agreed that the funding of the GLI Bridge Facility is subject to the other terms of this Commitment Letter, including without limitation the satisfaction of the conditions specified herein and the execution and delivery of the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided that if the Merger Agreement is governed by the laws of the State of Delaware (a) the interpretation of the definition of “Target Material Adverse Effect” (or equivalent defined term) (and whether or not a “Target Material Adverse Effect” (or equivalent defined term) has occurred), (b) the determination of the accuracy of the Specified Merger Agreement Representations and whether as a result of the inaccuracy thereof you or your affiliates have the right to terminate your (or their) obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement, and claims or disputes arising out of such determination or any aspect of such determination, shall be governed by, and construed in accordance with the laws of the State of Delaware (without regard to its rules of conflict of laws).  Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof.  Each party hereto hereby irrevocably and unconditionally (a) submits for itself and its property in any legal action or proceeding relating to this Commitment Letter or the Fee Letter, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of (x) the federal and state courts in the Borough of Manhattan, City of New York, and appellate courts from any thereof and (y) in addition to (x), the courts of its own corporate headquarters in respect of actions brought against it as a defendant; (b) agrees that any such action or proceeding may be brought in such courts and irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and further waives any right to which it may be entitled on account of place of residence or domicile; (c) agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any other court to whose jurisdiction it is or may in the future be subject, by suit upon judgment; (d) agrees that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute and (e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.  In addition, GLI agrees (a) to maintain an agent for service of process (the “Process Agent”), whether CT Corporation System or otherwise, in the City of New York for the purpose of receiving service of process in connection with any such action or proceeding, with such agent indicating its acceptance of its appointment as agent by letter to the Lead Arrangers and (b) that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Process Agent at its address in the City of New York.

GLI represents and warrants that: (a) it is subject to civil and commercial law with respect to its obligations under this Commitment Letter and the Fee Letter, and the execution and delivery of this Commitment Letter and the Fee Letter by it, and the performance by it of its obligations hereunder and thereunder, constitute private and commercial acts rather than public or governmental acts; and (b) neither GLI nor any of its properties or revenues, is entitled to any right of immunity in any jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to its obligations under this Commitment Letter or the Fee Letter.  To the extent that GLI has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, GLI hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Commitment Letter or the Fee Letter.  GLI agrees that the waivers set forth in this Section 10 shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

Any and all payments by GLI under this Commitment Letter or the Fee Letter shall be made without set-off, defense, counterclaim and free and clear of and without deduction for any and all present and future, taxes, levies, imposts, withholdings, deductions or charges imposed in Mexico or in any other jurisdiction from where or through which payments are made and shall be made in immediately available U.S. dollars in New York.  The Borrower shall pay any and all such taxes and shall indemnify each Commitment Party for, and hold them harmless against, any such taxes and any liability arising therefrom or with respect thereto.  The obligation of GLI hereunder and under the Fee Letter to make payments in U.S. dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than U.S. dollars except to the extent to which such tender or recovery shall result in the effective receipt by us of the full amount of U.S. dollars expressed to be payable hereunder or under the Fee Letter, and GLI shall indemnify each Commitment Party (as an alternative or additional cause of action) for the amount (if any) by which such effective receipt shall fall short of the full amount of U.S. dollars expressed to be payable hereunder and such obligation to indemnify shall not be affected by judgment being obtained for any other sums due hereunder.

If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due under this Commitment Letter or the Fee Letter in U.S. dollars into another currency (the “Other Currency”), the rate of exchange used shall be that at which in accordance with normal, reasonable banking procedures and taking into account customary fees, premiums and other conversion costs, the party being paid could purchase U.S. dollars with the Other Currency in New York City on the business preceding the day on which final, non-appealable judgment is given.  The obligation of the Borrower in respect of any sum due from it hereunder shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that on the business day following receipt by the party being paid of any sum adjudged to be so due in the Other Currency, such party may in accordance with its normal banking procedures purchase U.S. dollars with the Other Currency; if the U.S. dollars so purchased are less than the sum originally due to the party being paid in U.S. dollars, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the party being paid against such loss.

This Commitment Letter, together with the Fee Letter, embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the GLI Bridge Facility and supersedes all prior agreements and understandings relating to the subject matter hereof.  No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter.  Neither this Commitment Letter (including the attachments hereto) nor the

Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

This Commitment Letter may not be assigned by you without our prior written consent (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties).  Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates.  No Lead Arranger shall assign its rights under this Commitment Letter or the Fee Letter as a Lead Arranger in its capacity as such (other than to one of its affiliates) without the prior written consent of each of the parties hereto.

Please indicate your acceptance of the terms of the GLI Bridge Facility set forth in this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter, not later than 9:00 p.m. (New York City time) on April 27, 2012, whereupon the undertakings of the parties with respect to the GLI Bridge Facility shall become effective to the extent and in the manner provided hereby.  This offer shall terminate with respect to the GLI Bridge Facility if not so accepted by you at or prior to that time.  Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) the closing of the Acquisition with or without the use of the GLI Bridge Facility, (b) the termination of the Merger Agreement in accordance with its terms or by you or with your written consent without the Acquisition having been closed, (c) the acceptance by any of the Target or any of their affiliates of an offer for all or any substantial part of the capital stock or property and assets of the Target other than as part of the Transactions and (d)  October 27, 2012 (or, if earlier, the outside termination date under the Merger Agreement).

[The remainder of this page intentionally left blank.]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours, BANK OF AMERICA, N.A.

By:	/s/ Adam Cady
Name: Adam Cady
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Gonzalo Isaacs
Name: Gonzalo Isaacs
Title: Managing Director

Signature Page to Commitment Letter

JEFFERIES FINANCE LLC

By:	/s/ E.J. Hess
Name: E.J. Hess
Title: Managing Director

Signature Page to Commitment Letter

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.

By:	/s/ Oscar Villalobos Torres
Name: Oscar Villalobos Torres
Title: Vice President and Chief Financial Officer

By:	/s/ Patricia Faci Villalobos
Name: Patricia Faci Villalobos
Title: Executive Vice President and Chief Operating Officer

EXHIBIT A

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the Commitment Letter.  In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

GLI intends to acquire (the “Acquisition”), through a newly-formed wholly-owned special purpose entity organized under the laws of the State of Delaware (“MergerSub”) as a direct wholly-owned subsidiary of Superholdco, all of the outstanding equity interests of Prestige Brands Holdings, Inc., a Delaware corporation (the “Target”).  To effectuate the foregoing:

1.
MergerSub may commence or maintain a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of capital stock of the Target (the “Shares”) not owned directly or indirectly by GLI at the time of the commencement of the Tender Offer at a price of $16.60 per share in cash (the “Share Price”).  The Tender Offer shall be conditioned upon, inter alia, (x) Target shareholders having validly tendered and not withdrawn prior to the expiration date of the Tender Offer (as the same may be extended in accordance with the terms of the Tender Offer) at least that number of Shares that, together with the Shares of the Target owned directly or indirectly by GLI at the time of the commencement of the Tender Offer, shall constitute not less than fifty-one percent (51%) of the then-outstanding Shares on a fully-diluted basis and (y) the entering into a definitive merger agreement (the “Merger Agreement”; the date of entry into the Merger Agreement, the “Merger Agreement Date”) among GLI, MergerSub and the Target.  MergerSub shall be a direct wholly-owned subsidiary of Genomma Lab America Holdings, Inc. (“Superholdco”), a newly-formed, wholly-owned, direct or indirect Delaware-domiciled subsidiary of GLI.

2.	The following terms shall have the following meanings:

▪	“Closing Date” means the date on which shares are initially accepted for payment under the Tender Offer.

▪	“Equity Consideration” means consideration paid to acquire the Shares.

▪
“Merger Condition” shall mean that MergerSub shall own a sufficient amount of Shares such that a merger with the Target may be effected under Delaware law and without any approval by the shareholders of the Target other than MergerSub.

▪	The term “Target” shall include, after the consummation of the Acquisition, the Target as the surviving corporation thereof.

3.
MergerSub shall, pursuant to the Merger Agreement, as soon as practicable (but no later than two business days) thereafter, merge with and into the Target in accordance with Delaware law (the “Merger”), with the Target surviving such Merger as an indirect wholly-owned subsidiary of GLI.

In connection with the foregoing, it is intended that:

4.
GLI shall obtain (a) either up to $750 million of senior secured notes (the “Notes”) in a Rule 144A or other private placement or (b) to the extent all or any portion of such Notes have not been placed on or prior to the Closing Date, up to $750 million (less the principal amount of any

Exhibit A-1

Notes or other permanent securities of GLI (“GLI Permanent Securities”) issued on or prior to such date) of senior secured increasing rate bridge loans (“GLI Bridge Loans”) under the GLI Bridge Facility described in Exhibit B to the Commitment Letter (the “GLI Bridge Facility”), which shall be available on the Closing Date to finance a portion of the Equity Consideration, and shall borrow, on or prior to the Closing Date, not less than such amount thereunder (the “GLI Bridge Loan Proceeds” and, together with the proceeds of the Notes, the “GLI Proceeds”); provided that until and including May 27, 2012, GLI may obtain commitments (“Replacement Commitments”) for the Mexican peso equivalent of up to $750 million, or if less than such amount, not more than $500 million of Mexican peso-denominated certificados bursátiles or loans on terms mutually satisfactory to the Lead Arrangers and you and described in a written firm underwriting agreement or commitment letter, as applicable, by and among GLI and the investors or lenders, as applicable, party thereto in form and substance, including without limitation the conditions thereto, mutually satisfactory to the Lead Arrangers and you, which Replacement Commitments (i) shall be subject to currency exchange fluctuation protection arrangements in form and substance satisfactory to the Borrower and the Lead Arrangers and (ii) shall be available on the Closing Date to finance a portion of the Equity Consideration; provided further that the amount committed by the Lenders under the GLI Bridge Facility shall be reduced by the amount of any Replacement Commitments on the date such Replacement Commitments are entered into as provided in Section 2 of the Commitment Letter.  GLI shall borrow, on or prior to the Closing Date, not less than the amount of such Replacement Commitments.  The GLI Proceeds, together with the proceeds of any certificados bursátiles issued or loans made pursuant to the Replacement Commitment and cash on hand, shall be contributed, directly or indirectly, by GLI to Superholdco, and then from Superholdco to MergerSub in the form of cash equity (the “Equity Contribution”) (with all such contributions in the form of common equity unless otherwise agreed in the reasonable discretion of the Lead Arrangers), in an aggregate amount equal to at least $662.5 million (or in the case of an Opco Bridge Facility Increase (as defined in the Target Commitment Letter), $696.9 million).

5.
Either (i) an amendment and waiver (the “Credit Agreement Consent”) to the Credit Agreement, dated as of January 31, 2012 (providing for credit extensions in an aggregate principal amount not to exceed $710 million, as amended prior to the date hereof and without giving effect to any amendments thereto after the date hereof that would increase the amount borrowed or outstanding thereunder, the “Existing Credit Agreement”), among the Target, Prestige Brands, Inc. (“Opco”), as borrower, the subsidiaries of Opco party thereto, Citibank, N.A., as administrative agent, and the lenders and other agents party thereto, in form and substance satisfactory to the Lead Arrangers (determined in consultation with GLI) in respect of the Target Facilities (as defined below) (the “Target Facilities Lead Arrangers”) shall have become effective, which amendment and waiver (A) shall include without limitation (x) a waiver of any “Default” or “Event of Default” (each, for purposes of this paragraph, as defined in the Existing Credit Agreement) which, but for such waiver or amendment, would result from the Transactions or otherwise amends the definition of “Change of Control” under the Existing Credit Agreement in accordance with the Existing Credit Agreement as a result of which the Transactions will not constitute a “Change of Control” thereunder, (y) an amendment that permits the incurrence of up to $250 million of additional term loans thereunder (which incremental term loans may, in the discretion of the Target Facilities Lead Arrangers, have some or all of the economic and other terms contemplated for the Term Loans (as defined below) pursuant to Exhibit B of the Target Commitment Letter, as such terms are permitted to be modified pursuant to the “Market Flex” provisions of that certain fee letter (the “Target Facilities Fee Letter”) dated the date hereof and executed in connection with the Target Facilities (as defined below)) solely to the extent necessary to finance the Secured Notes Change of Control Payment (if any) described in paragraph 6 and (z) conditions to effectiveness thereof satisfactory to the Lead Arrangers and (B) may include, at the request of the Target Facili-

Exhibit A-2

ties Lead Arrangers, any other amendments the effect of which would be to provide for economic and other terms consistent with those set forth in Exhibit B to the Target Commitment Letter (including any modifications to such terms as are permitted pursuant to the “Market Flex” section of Target Facilities Fee Letter or (ii) on the Closing Date, Opco will borrow up to $660 million of senior secured term loans (“Term Loans”) under the senior secured credit facilities (which include a $50 million revolving credit facility) described in Exhibit B to the Target Commitment Letter  (the “Target Senior Secured Facilities”) (which Term Loans shall, for the avoidance of doubt, be in addition to (and as part of the same term loan facility as) the Term Loans referred to in paragraph 5) to refinance in full all term loans outstanding under the Existing Credit Agreement.

6.
Either (i) the holders of the $250 million of 8.25% Senior Notes due 2018 of Opco (in such amount, without giving effect to any amendments thereto after the date hereof, the “Existing Secured Notes”) shall have consented to a modification of the definition of “Change of Control” (as defined in the Indenture, dated as of March 24, 2010, among Opco, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Secured Notes Indenture”)) in accordance with the Secured Notes Indenture as a result of which the Transactions will not constitute a “Change of Control” thereunder, and any additional amendments, waivers or consents requested by the Lead Arrangers in consultation with GLI, in each case in form and substance, including without limitation conditions to effectiveness, reasonably satisfactory to the Lead Arrangers in their sole discretion shall have become effective (the “Secured Notes Consent”) at least 15 business days prior to the beginning of a Qualifying Marketing Period (as defined in Exhibit C) or (ii) (1) on a date acceptable to the Lead Arrangers (in consultation with GLI), but in any event no later than 15 business days prior to the beginning of a Qualifying Marketing Period, (x) a “Change of Control Offer” (as defined in the Secured Notes Indenture) with respect to the Existing Secured Notes, which will expire on the business day preceding the Closing Date, shall be made in accordance with the terms of the Secured Notes Indenture (the “Secured Notes Change of Control Offer”) and (y) if requested by the Lead Arrangers (such request made in consultation with GLI), Opco shall launch an offer to purchase all of the outstanding Existing Secured Notes, such offer to expire on or prior to the business day preceding the Closing Date (with customary provisions for early tender prior to the commencement of a Qualifying Marketing Period with no right of withdrawal thereafter) (the “Secured Notes Tender”) and (2) Opco shall obtain up to $250 million of Term Loans (reduced on a dollar-for-dollar basis by the aggregate principal amount of Existing Secured Notes that remains outstanding after giving effect to the Secured Notes Change of Control Offer and, if applicable, the Secured Notes Tender) (which Term Loans shall, for the avoidance of doubt, be in addition to (and as part of the same term loan facility as) the Term Loans referred to in paragraph 5) under the Target Senior Secured Facilities, which shall be available on the Closing Date to finance the redemption of any Existing Secured Notes tendered pursuant to the Secured Notes Change of Control Offer (the “Secured Notes Change of Control Payment”).

7.
Either (i) the holders of the $250 million of 8.125% Senior Notes due 2020 of Opco (in such amount, without giving effect to any amendments thereto after the date hereof, the “Existing Unsecured Notes”) shall have consented to a modification of the definition of “Change of Control” (as defined in the Indenture, dated as of January 31, 2012, among Opco, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Unsecured Notes Indenture”)) in accordance with the Unsecured Notes Indenture as a result of which the Transactions will not constitute a “Change of Control” thereunder, and any additional amendments, waivers or con-

Exhibit A-3

sents requested by the Lead Arrangers (in consultation with GLI), in each case in form and substance, including without limitation conditions to effectiveness, reasonably satisfactory to the Lead Arrangers in their sole discretion shall have become effective (the “Unsecured Notes Consent” and, together with the Secured Notes Consent and the Credit Agreement Consent, the “Consents”) at least 15 business days prior to the beginning of a Qualifying Marketing Period or (ii) (1) on a date acceptable to the Lead Arrangers (in consultation with GLI), no later than 15 business days prior to the beginning of a Qualifying Marketing Period, (x) a “Change of Control Offer” (as defined in the Unsecured Notes Indenture) with respect to the Existing Unsecured Notes, which will expire on the business day preceding the Closing Date, shall be made in accordance with the terms of the Unsecured Notes Indenture (the “Unsecured Notes Change of Control Offer”) and (y) if requested by the Lead Arrangers (such request made in consultation with GLI), Opco shall launch an offer to purchase all of the outstanding Existing Unsecured Notes, such offer to expire on or prior to the business day preceding the Closing Date (with customary provisions for early tender prior to the commencement of a Qualifying Marketing Period with no right of withdrawal thereafter) (the “Unsecured Notes Tender” and, together with the Secured Notes Tender, the “Notes Tenders”) and (2) either (A) if the aggregate principal amount of Existing Unsecured Notes that is tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender is at least $150 million, Opco shall obtain either (a) up to $250 million (reduced by the aggregate principal amount of Existing Unsecured Notes not tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender, but to not less than $150 million) of senior unsecured notes (the “Opco Notes”) in a Rule 144A or other private placement (which Opco Notes shall, for the avoidance of doubt, be in addition to the Opco Notes referred to in paragraph 8) or (b) to the extent all or any portion of such Opco Notes have not been placed on or prior to the Closing Date, up to $250 million (reduced by the aggregate principal amount of Existing Unsecured Notes not tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender, but to not less than $150 million) (less the principal amount of any Opco Notes or other Opco Permanent Securities issued on or prior to such date) of senior unsecured increasing rate bridge loans (“Opco Bridge Loans”) (which Opco Bridge Loans shall, for the avoidance of doubt, be in addition to the Opco Bridge Loans referred to in paragraph 8) under the Opco Bridge Facility described in Exhibit C-I to the Target Commitment Letter, which shall be available on the Closing Date to finance the redemption of any Existing Unsecured Notes tendered to Opco pursuant to the Unsecured Notes Change of Control Offer (the “Unsecured Notes Change of Control Payment”) or (B) if the aggregate principal amount of Existing Unsecured Notes that is tendered in the Unsecured Notes Change of Control Offer and, if applicable, the Unsecured Notes Tender is less than $150 million, Superholdco shall obtain either (a) up to $150 million of senior unsecured PIK toggle notes (in an amount equal to the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender) (“Superholdco Notes” and together with the Opco Notes, the “Notes”) (which Superholdco Notes shall, for the avoidance of doubt, be in addition to the Superholdco Notes referred to in paragraph 8) in a Rule 144A or other private placement or (b) to the extent all or any portion of such Superholdco Notes have not been placed on or prior to the Closing Date, up to $150 million (in an amount equal to the aggregate principal amount of Existing Unsecured Notes tendered in the Unsecured Notes Change of Control Offer and, if applicable, Unsecured Notes Tender less the principal amount of any Superholdco Notes or other Superholdco Permanent Securities issued on or prior to such date) of senior unsecured increasing-rate PIK toggle bridge loans (the “Superholdco Bridge Loans”) (which Superholdco Bridge Loans shall, for the avoidance of doubt, be in addition to the Superholdco Bridge Loans referred to in paragraph 8) under the Superholdco Bridge Facility described in Exhibit D-I to the Target Commitment Letter (together with the Opco Bridge Facility, the “Bridge Facilities”; the Bridge Facilities together with the Target Senior Secured Facilities, the “Target Facilities”’), which shall be available on the Closing Date to finance the Unsecured Notes Change of Control Payment.

8.	If (x) any of the Consents shall become effective, Superholdco shall obtain either (a) up to $220

Exhibit A-4

million of Superholdco Notes (which notes shall, for the avoidance of doubt, be in addition to the Superholdco Notes referred to in paragraph 7) in a Rule 144A or other private placement or (b) to the extent all or any portion of such Superholdco Notes have not been placed on or prior to the Closing Date, up to $220 million (less the principal amount of any Superholdco Notes or other Superholdco Permanent Securities issued on or prior to such date) of Superholdco Bridge Loans (which Superholdco Bridge Loans shall, for the avoidance of doubt, be in addition to the Superholdco Bridge Loans referred to in paragraph 7) under the Superholdco Bridge Facility, which shall be available on the Closing Date to finance a portion of the Equity Consideration or (y) otherwise, Opco shall obtain either (a) up to $220 million of Opco Notes in a Rule 144A or other private placement (which Opco Notes shall, for the avoidance of doubt, be in addition to the Opco Notes referred to in paragraph 7) or (b) to the extent all or any portion of such Opco Notes have not been placed on or prior to the Closing Date, up to $220 million of Opco Bridge Loans less the principal amount of any Opco Notes or other Opco Permanent Securities issued on or prior to such date (which Opco Bridge Loans shall, for the avoidance of doubt, be in addition to the Opco Bridge Loans referred to in paragraph 7) under the Opco Bridge Facility, which shall be available on the Closing Date to finance a portion of the Equity Consideration.

9.
All third party indebtedness for borrowed money of the Borrower and its subsidiaries and the Target and its subsidiaries, other than (A) in the case of the Borrower, any financing pursuant to the Replacement Commitments and continuation of limited working capital facilities in amounts to be agreed, but not in excess of recent historical levels of the Borrower and (B) in the case of the Target and its subsidiaries, (i) indebtedness permitted to be incurred prior to the Closing Date under the Merger Agreement, (ii) the Existing Credit Agreement (only in the event that the Credit Agreement Consent is obtained), (iii) the Existing Secured Notes (in the event that the Secured Notes Consent is obtained or to the extent not tendered pursuant to the Secured Notes Change of Control Offer or, if applicable, the Secured Notes Tender), (iv) the Existing Unsecured Notes (in the event that the Unsecured Notes Consent is obtained or to the extent not tendered pursuant to the Unsecured Notes Change of Control Offer or, if applicable, the Unsecured Notes Tender) and (v) certain other limited indebtedness that the Lead Arrangers and the Borrower reasonably agree may remain outstanding after the Closing Date, will be refinanced or otherwise repaid in full and any security interests or guarantees in connection therewith shall have been terminated or released (collectively, the “Refinancing”).

10.
The proceeds of the Equity Contribution, the Opco Notes, the Superholdco Notes and the Target Facilities shall be used (i) to pay the Equity Consideration, (ii) to pay for the Refinancing (if and to the extent applicable) and (iii) to pay the fees and expenses incurred in connection with the Transactions (including any fees and expenses associated with the Consents).

The transactions described above are collectively referred to herein as the “Transactions”.

Exhibit A-5

EXHIBIT B

SUMMARY OF TERMS AND CONDITIONS

$750 MILLION GLI SENIOR SECURED BRIDGE FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B is attached.

Borrower:	Genomma Lab Internacional, S.A.B. de C.V. (the “Borrower”).

Guarantors:
The obligations of the Borrower and its subsidiaries under the GLI Bridge Facility and under any interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof) will be unconditionally and irrevocably guaranteed (including an aval contained in the promissory notes) by each of the existing and future wholly-owned direct and indirect subsidiaries of the Borrower, excluding Superholdco, Target and its direct and indirect subsidiaries (Superholdco, Target and such subsidiaries, collectively, the “Target Companies”) (such non-excluded subsidiaries collectively, the “Guarantors”).  All guarantees will be guarantees of payment and not of collection and will incorporate any waivers necessary under the laws of Mexico.

Administrative Agent
and Collateral Agent:	BOA will act as exclusive administrative agent for the GLI Bridge Facility Lenders (the “Administrative Agent”).

BOA or its designee will act as exclusive collateral agent for the GLI Bridge Facility (the “Collateral Agent”).

Joint Lead Arrangers Joint Bookrunning Managers:	Bank of America Merrill Lynch and Jefferies Finance will act as joint lead arrangers and joint bookrunning managers for the GLI Bridge Loans (in such capacity, the “Lead Arrangers”).

Lenders:	Each of the Initial Lenders (or an affiliate thereof) (the “Initial Lenders”) and other financial institutions and institutional lenders selected by the Lead Arrangers (the “Lenders”).

GLI Bridge Facility:
Subject to adjustment as provided below, a $750 million senior secured bridge facility denominated in U.S. dollars (the “GLI Bridge Facility”, the loans thereunder the “GLI Bridge Loans”), less the aggregate gross proceeds of the Notes or any other debt or equity securities of GLI (collectively, “GLI Permanent Securities”) issued on or prior to the Closing Date.  The GLI Bridge Loans will be available to the Borrower on the Closing Date.

The commitments in respect of the GLI Bridge Facility shall be automatically and irrevocably reduced by the dollar or dollar-equivalent amount (in the case of peso-denominated commitments, as determined by the Lead Arrangers using the spot rate for the exchange of Mexican pesos for United States dollars at 11:00 a.m. (New York City time) on

Exhibit B-I-1

such date) of the Replacement Commitments at the date such Replacement Commitments are entered into (a “GLI Bridge Facility Decrease”).

Ranking:
The GLI Bridge Loans will be senior secured obligations of the Borrower and rank pari passu in right of payment with, and senior with respect to the Collateral (except for permitted liens) to, all other obligations of the Borrower.  The guarantees will be senior secured obligations of each Guarantor, ranking pari passu in right of payment with, and senior with respect to the Collateral (except for permitted liens) to, all other obligations of such Guarantor.

Security:
The Borrower and each of the Guarantors shall grant the Collateral Agent (for its benefit and for the benefit of the Lenders) valid and perfected first priority (subject to the Limited Conditionality Provisions and certain exceptions to be set forth in the Credit Documentation) liens and security interests in all of the following (collectively, the “Collateral”):

(a)
all present and future shares of capital stock of (or other ownership interests in) each of the Borrower’s and each Guarantor’s present and future direct and indirect restricted subsidiaries including Superholdco but excluding Target and its subsidiaries (limited, in the case of any non-wholly owned subsidiaries, to the extent a third party consent is required or there are provisions restricting the ability to pledge such interests pursuant to the applicable operating or formation documents and such provisions are not rendered ineffective by applicable law);

(b)	all present and future debt owed to the Borrower and each Guarantor;

(c)
all of the present and future property and assets, real and personal, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, fee-owned real estate with a minimum value to be agreed, fixtures, bank accounts (provided that control agreements shall not be required), general intangibles, financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, other intellectual property and other general intangibles, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash, in each case subject to customary exceptions to be agreed; and

(d)	all proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) leaseholds and owned real property beneath a threshold to be agreed; (ii) motor vehicles and other assets subject to certificates of title, (iii) pledges and security interests prohibited by applicable law, rule, regulation or contract in effect on the Closing Date (after giving effect to

Exhibit B-I-2

applicable law and use of commercially reasonable efforts to obtain any applicable consents or approvals) and (iv) other customary exceptions to be agreed upon.

The Collateral shall ratably secure the relevant party’s obligations in respect of the GLI Bridge Facility and any interest rate swap or similar agreements with a Lender or an affiliate of a Lender.

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lead Arrangers, and none of the Collateral shall be subject to any other pledges, security interests or mortgages, subject to exceptions to be agreed upon.  Assets will be excluded from the Collateral in circumstances to be agreed and in circumstances where the Administrative Agent reasonably determines in consultation with the Borrower that the cost of obtaining a security interest in such assets is excessive in relation to the value afforded thereby.

Purpose:
The proceeds of the GLI Bridge Loans shall be used by the Borrower on the Closing Date (i) to make a capital contribution to MergerSub to pay a portion of the Equity Consideration and fees and expenses incurred in connection with the consummation of the Transactions, and (ii) to refinance in full any and all outstanding indebtedness of the Borrower and its subsidiaries (other than indebtedness contemplated by the Transactions and indebtedness of the Target Companies).

Interest Rate:	Interest shall be payable quarterly in arrears at a rate per annum equal to three-month LIBOR plus the Applicable Margin.

“Applicable Margin” shall initially be 8.75% on the Closing Date, and will increase by an additional 50 basis points at the end of each subsequent three-month period for as long as the GLI Bridge Loans are outstanding; provided that the interest rate shall not exceed the Rate Cap (as defined in the Fee Letter).

“LIBOR” shall be deemed to be not less than 1.25% per annum.

During the continuance of any payment or bankruptcy default, interest will accrue on all principal, interest and other amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the GLI Bridge Loans (or, if higher, following the Rollover Date (as defined below), at a per annum rate equal to 200 basis points in excess of the Rate Cap), and will be payable on demand.

Subject to the immediately preceding sentence, upon the occurrence of a Demand Failure Event (as defined in the Fee Letter), the GLI Bridge Loans will accrue interest at a per annum rate equal to the Rate Cap.

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Exhibit B-I-3

Cost and Yield Protection:
Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Amortization:	None.

Optional Prepayments:
The GLI Bridge Loans may be prepaid prior to the first anniversary of the Closing Date (the “Rollover Date”), in whole or in part, upon written notice, at the option of the Borrower, at any time, together with accrued interest to the prepayment date, without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings; provided that if a Demand Failure Event (as defined in the Fee Letter) shall have occurred, the GLI Bridge Loans shall be subject to the call protection applicable to the Exchange Notes.

Mandatory Prepayments:
The Borrower shall prepay the GLI Bridge Loans without premium or penalty with (a) all net cash proceeds from sales of property and assets of the Borrower or any of its subsidiaries (other than the Target Companies) in excess of amounts to be agreed (including sales or issuances of equity interests by Superholdco but excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the definitive credit documentation in respect of the GLI Bridge Facility (the “Credit Documentation”)), subject to reinvestment rights to be agreed, (b) all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of the Borrower or any of its subsidiaries (other than the Target Companies) other than certain debt permitted under the Credit Documentation, and (c) net cash proceeds from any issuance of equity interest by, or equity contribution to, the Borrower, subject to exceptions to be agreed.

Change of Control:
In the event of a Change of Control (to be defined), each Lender will have the right to require the Borrower, and the Borrower must offer, to prepay the outstanding principal amount of the GLI Bridge Loans at a premium equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of prepayment.

Conversion into Rollover
Loans:
If the GLI Bridge Loans have not been previously prepaid in full for cash on or prior to the Rollover Date, the principal amount of the GLI Bridge Loans outstanding on the Rollover Date may, subject to the conditions precedent set forth in Exhibit B-II, be converted into secured, senior rollover loans having the terms set forth in Exhibit B-II (the “Rollover Loans”).  Any GLI Bridge Loans not converted into Rollover Loans shall be repaid in full on the Rollover Date.

Exhibit B-I-4

Exchange into Exchange Notes:
Each Lender that is (or will immediately transfer its Exchange Notes to) an Eligible Holder (as defined in Exhibit B-III) will have the right, at any time on or after the earlier to occur of (i) the Rollover Date or (ii) a Demand Failure Event, to exchange Rollover Loans held by it for senior secured exchange notes of the Borrower having the terms set forth in Exhibit B-III (the “Exchange Notes”).  Notwithstanding the foregoing, the Borrower will not be required to exchange Rollover Loans for Exchange Notes unless at least $25 million of Exchange Notes would be outstanding immediately after such exchange.  In connection with each such exchange, or at any time prior thereto if requested by the Initial Lenders, the Borrower shall (i) deliver to the Lender that is receiving Exchange Notes, and to such other Lenders as the Initial Lender requests, an offering memorandum of the type customarily utilized in a Rule 144A offering of high yield securities covering the resale of such Exchange Notes or Bridge Loans by such Lenders, in such form and substance as reasonably acceptable to the Borrower and the Initial Lenders, and keep such offering memorandum updated in a manner as would be required pursuant to a customary Rule 144A securities purchase agreement, (ii) execute an exchange agreement containing provisions customary in Rule 144A transactions (including indemnification provisions), if requested by the Initial Lenders, (iii) deliver or cause to be delivered such opinions and accountants’ comfort letters addressed to the Initial Lenders and such certificates as the Initial Lenders may reasonably request as would be customary in Rule 144A offerings and otherwise in form and substance reasonably satisfactory to the Initial Lenders and (iv) take such other actions, and cause its advisors, auditors and counsel to take such actions, as reasonably requested by the Initial Lenders in connection with issuances or resales of Exchange Notes or GLI Bridge Loans, including providing such information regarding the business and operations of the Target Companies as is reasonably requested by any prospective holder of Exchange Notes or GLI Bridge Loans and customarily provided in due diligence investigations in connection with purchases or resales of securities.

Conditions Precedent
to the GLI Bridge Facility
Closing Date and to
Initial Funding:	Limited to (i) the conditions specified in Section 7 of the Commitment Letter and (ii) the conditions specified in Exhibit C to the Commitment Letter, subject to the Limited Conditionality Provisions.

Covenants:
Applicable to the Borrower and its Subsidiaries other than the Target Companies (the Borrower, together with such non-excluded direct and indirect subsidiaries collectively, the “GLI Group”) and customary for high yield debt securities of issuers of similar size and credit quality, as determined by the Lead Arrangers (in consultation with the Borrower) in light of prevailing market conditions and other circumstances; provided that prior to the Rollover Date, the limitation on restricted payments and the limitation on debt will be more restrictive than customary high yield covenants. In addition the Borrower will be required to comply with the Commitment Letter and the Fee Letter, and to use commercially

Exhibit B-I-5

reasonable efforts to refinance the GLI Bridge Loans as promptly as practicable following the Closing Date, including by taking the actions specified in paragraph 15 of Exhibit C.

In addition, the GLI Group shall not be permitted to (i) make investments in the Target Companies other than the Equity Contribution, subject to other exceptions to be agreed,  or (ii) transfer assets to any Target Company, except in the ordinary course of business or upon the receipt of consideration at least equal to fair market value in an arm’s-length transaction.

Financial Maintenance
Covenants:	Total Leverage Ratio (to be defined) not to exceed 4.5 to 1.0, applicable to the GLI Group.

Representations and
Warranties, Events of
Default, Waivers and
Consents:
Usual and customary for a transaction of this type.  For the avoidance of doubt, a failure to comply with the “Take-out Demand” section of the Fee Letter shall constitute an event of default under the GLI Bridge Facility.

FX Protection:
On the Closing Date, the Borrower shall enter into currency exchange swap contracts with terms and conditions and with a counterparty reasonably satisfactory to the Borrower and the Lead Arrangers and with respect to such exposures as are reasonably agreed by the Borrower and the Lead Arrangers, and the Borrower shall cause such hedging arrangements to remain in effect at all times thereafter.

Assignments and
Participations:
Each Lender will be permitted to make assignments in minimum amounts to be agreed.  Borrower consent to assignments shall not be required.  No consent of the Administrative Agent shall be required in connection with assignments (x) under the Bridge Facility to other GLI Bridge Lenders or any of their affiliates or (y) following the occurrence of any Event of Default.  Each Lender will also have the right, without any consent, to assign as security all or part of its rights under the Credit Documentation to any Federal Reserve Bank.  Each Lender will be permitted to sell participations without need of consent, with voting rights limited to significant matters such as changes in amount, rate and maturity date.  An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion.  The Borrower will only be required to gross-up amounts for Mexican withholding taxes, equal to those attributable to Mexican withholding taxes applicable to payments of interest or interest-like amounts made to a commercial bank or other financial institution that is registered with the Mexican Tax Administration Service for purposes of Article 195-I of the Mexican Income Tax Law (or any successor provision) and which is resident (or, if such commercial bank or financial institution is lending through a branch or an agency, the principal office

Exhibit B-I-6

of which is resident) for tax purposes of a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation.

Governing Law:
New York, provided that promissory notes shall have a dual governing law provision (Mexico and New York) and security documentation shall be governed by the laws of the jurisdiction where Collateral is located as reasonably required by the Lead Arrangers.

Waivers and Amendments:
Amendments and waivers of the provisions of the Credit Documentation will require the approval of Lenders holding advances and commitments representing more than 50% of the aggregate advances and commitments under the GLI Bridge Facility, except that the consent of each adversely affected Lender will be required with respect to, among other things, (i) increases in commitment amounts, (ii) reductions of principal, interest, make-whole price or fees, (iii) extensions of scheduled maturities or times for payment, (iv) releases of all or a substantial portion of the collateral or value of the guarantees and (v) changes that impose any restriction on the ability of any Lender to assign any of its rights or obligations.

The Credit Documentation shall contain customary “yank-a-bank” provisions permitting the replacement of non-consenting lenders.

Indemnification:
The Borrower will indemnify and hold harmless the Administrative Agent, the Collateral Agent, the Lead Arrangers, each Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against all losses, liabilities, claims, damages and expenses arising out of or relating to the Transactions, the GLI Bridge Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable and documented out-of-pocket legal fees, disbursements and other charges of one primary counsel and one local counsel to the Indemnified Parties in each relevant jurisdiction (and, in the case of a conflict of interest, additional counsel to all affected Indemnified Parties similarly situated in each relevant jurisdiction); provided that the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, losses, liabilities or related expenses to the extent they arise from (i) the gross negligence or willful misconduct of, or material breach of the obligations under the GLI Bridge Facility by, such Indemnified Party, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction or (ii) any disputes solely among Indemnified Parties and not arising out of any act or omission of the Borrower or any of its affiliates (other than any claims against any Indemnified Party in its capacity or in fulfilling its role as an Administrative Agent or Lead Arranger or any similar role under the GLI Bridge Facility). This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the GLI Bridge Facility to close.

Expenses:	The Borrower will pay all reasonable and documented out-of-pocket costs and expenses associated with the preparation, due diligence, admin-

Exhibit B-I-7

istration, syndication and enforcement of all Credit Documentation, including, without limitation, the legal fees and expenses of one primary counsel and one local counsel to the Lead Arrangers, the Administrative Agent and the Collateral Agent in each relevant jurisdiction, regardless of whether or not the GLI Bridge Facility is closed.  The Borrower will also pay the expenses of each Lender in connection with the enforcement of any of the Credit Documentation, including counsel fees and expenses.

Counsel to Lead Arrangers, Administrative Agent and Collateral Agent:	Davis Polk & Wardwell LLP (as to matters of New York law) and Ritch Mueller, S.C. (as to matters of Mexican law).

Miscellaneous:
Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction.  Promissory notes shall include a dual choice of forum (New York and Mexican courts).  In addition, the Credit Documentation shall contain customary “Defaulting Lender” provisions.

Exhibit B-I-8

EXHIBIT B-II

SUMMARY OF TERMS AND CONDITIONS

ROLLOVER LOANS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B-II is attached.

Borrower:	Same as the Borrower.

Guarantors:	Same as the GLI Bridge Loans.

Rollover Loans:
Rollover Loans in an initial principal amount equal to 100% of the outstanding principal amount of the GLI Bridge Loans on the Rollover Date.  Subject to the conditions precedent set forth below, the Rollover Loans will be available to the Borrower to refinance the GLI Bridge Loans on the Rollover Date.  The Rollover Loans will be governed by the Credit Documentation and, except as set forth below, shall have the same terms as the GLI Bridge Loans.

Ranking:	Same as the GLI Bridge Loans.

Security:	Same as the GLI Bridge Loans.

Interest Rate:	Interest shall be payable quarterly in arrears at a rate per annum equal to the Rate Cap.

During the continuance of any payment or bankruptcy default, interest will accrue on the principal of the Rollover Loans and on any other outstanding amounts at a rate of 200 basis points in excess of the rate otherwise applicable to the Rollover Loans, and will be payable on demand.

All calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Maturity:
Seven (7) years after the Closing Date; provided, that at any time prior to the Rollover Date (as defined in Exhibit B-I), the Lead Arrangers may, in consultation with the Borrower, modify the maturity date to a term that is not less than five years nor more than 10 years, if the Lead Arrangers determine that such modification is advisable in connection with the sale or making of the Rollover Loans.

Optional Prepayments:
For so long as the Rollover Loans have not been exchanged for Exchange Notes of the Borrower as provided in Exhibit B-III, they may be prepaid at the option of the Borrower, in whole or in part, at any time, together with accrued and unpaid interest to the prepayment date (but without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings); provided that if a Demand Failure Event (as defined in the Fee Letter) shall have occurred, the Rollover Loans shall be subject to the call protection applicable to the Exchange Notes.

Exhibit B-II-1

Conditions Precedent to
Rollover:	The ability of the Borrower to convert any GLI Bridge Loans into Rollover Loans is subject to the following conditions being satisfied:

(i)
at the time of any such refinancing, there shall exist no event of default or event that, with notice and/or lapse of time, could become an event of default, and there shall be no failure to comply with the Take-out Demand (as defined in the Fee Letter);

(ii)	all fees due and payable to the Lead Arrangers and the Initial Lenders shall have been paid in full;

(iii)	the Lenders shall have received promissory notes evidencing the Rollover Loans (if requested) and such other documentation as shall be set forth in the Credit Documentation; and

(iv)	no order, decree, injunction or judgment enjoining any such refinancing shall be in effect.

Covenants:
From and after the Rollover Date, the covenants applicable to the Rollover Loans will conform to those applicable to the Exchange Notes, except for covenants relating to the obligation of the Borrower to refinance the Rollover Loans; provided, that the financial maintenance covenant shall continue to apply to the Rollover Loans.

Assignments and
Participations:	Same as the GLI Bridge Loans.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the GLI Bridge Loans.

Exhibit B-II-2

EXHIBIT B-III

SUMMARY OF TERMS AND CONDITIONS

EXCHANGE NOTES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B-III is attached.

Issuer:	Same as the Borrower.

Guarantors:	Same as the GLI Bridge Loans.

Exchange Notes:
The Borrower will issue the Exchange Notes under an indenture that complies with the Trust Indenture Act of 1939, as amended (the “Indenture”).  The Borrower will appoint a trustee reasonably acceptable to the holders of the Exchange Notes.  The Indenture will be in substantially the form attached as an exhibit to the Credit Documentation.  The Indenture will include provisions customary for an indenture governing publicly traded high yield debt securities.  Except as expressly set forth above, the Exchange Notes shall have the same terms as the Rollover Loans.

Ranking:	Same as the GLI Bridge Loans.

Security:	Same as the GLI Bridge Loans.

Interest Rate:	Interest shall be payable semi-annually in arrears at a rate per annum equal to the Rate Cap.

Maturity:	As provided in Exhibit B-II with respect to the Rollover Loans, including the proviso in the “Maturity” section thereof.

Amortization:	None.

Optional Redemption:
The Exchange Notes shall not be redeemable until the fourth anniversary of the Closing Date, after which the Exchange Notes will be redeemable at the option of the Issuer at a premium equal to 50% of the coupon on the Exchange Notes, declining ratably to par on the date that is one year prior to the maturity date.

In addition, Exchange Notes will be redeemable at the option of the Issuer prior to the third anniversary of the Closing Date with the net cash proceeds of qualified equity offerings of any direct or indirect parent of the Issuer that are contributed to the Issuer at a premium equal to the coupon on the Exchange Notes; provided that after giving effect to such redemption at least 65% of the aggregate principal amount of Exchange Notes originally issued shall remain outstanding.

Prior to the fourth anniversary of the Closing Date, the Issuer may redeem the Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fourth anniversary of the Closing Date plus 50 basis points (plus accrued interest).

Exhibit B-III-1

Mandatory
Offer to Purchase:
The Issuer will be required to offer to purchase the Exchange Notes upon a Change of Control (to be defined in the Indenture) at 101% of the principal amount thereof plus accrued interest to the date of purchase unless the Borrower shall have delivered previously or concurrently an irrevocable notice to redeem such Exchange Notes pursuant to “Optional Redemption” above.

In addition, the Issuer will be required to make a customary offer to purchase in connection with asset sales, subject to customary thresholds, covenants and exclusions.

Right to Transfer
Exchange Notes:
Each holder of Exchange Notes shall have the right to transfer its Exchange Notes in whole or in part, at any time to an Eligible Holder; provided that if the Issuer or any of its affiliates holds Exchange Notes, such Exchange Notes shall be disregarded in any voting.  “Eligible Holder” will mean (a) an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act, (b) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, (c) a person acquiring the Exchange Notes pursuant to an offer and sale occurring outside of the United States within the meaning of Regulation S under the Securities Act or (d) a person acquiring the Exchange Notes in a transaction that is, in the opinion of counsel reasonably acceptable to the Issuer, exempt from the registration requirements of the Securities Act; provided that in each case such Eligible Holder represents that it is acquiring the Exchange Notes for its own account and that it is not acquiring such Exchange Notes with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof.

Governing Law:	New York.

Indemnification and
Expenses:	Same as the GLI Bridge Loans.

Exhibit B-III-2

EXHIBIT C

SUMMARY OF CONDITIONS PRECEDENT2

The funding of the GLI Bridge Loans under the Bridge Facilities on the Closing Date will be subject to satisfaction of the following conditions:

1.
The Board of Directors of the Target shall have redeemed the rights issued pursuant to the Target’s shareholder rights plan (or such rights shall have been invalidated or shall have become inapplicable to the Acquisition) (the “Redemption Date”).

2.
The Borrower, MergerSub and the Target shall have entered into the Merger Agreement.  The Merger Agreement when executed shall be reasonably satisfactory to the Lead Arrangers and shall not thereafter have been amended, waived or otherwise modified, and no consent thereunder shall have been given, in each case that is materially adverse to the interests of the Lenders under the GLI Bridge Facility, unless consented to by the Lead Arrangers; provided that any change in the Equity Consideration or Share Price and any amendment to any provision of the Merger Agreement of which the Lead Arrangers or the Lenders are specifically identified as third party beneficiaries shall be deemed to be materially adverse to the interests of the Lenders.

3.	Prior to, or simultaneously with, the funding of the GLI Bridge Facility, the Borrower shall have borrowed not less than the full amount of the Replacement Commitments available.

4.	The Equity Contribution shall have been made (or shall be made simultaneously with the funding of the GLI Bridge Facility) and the Refinancing shall have been consummated.

5.
The Merger Condition shall be satisfied, and the Closing Date and the Merger shall occur concurrently with the funding of the GLI Bridge Facility, in compliance with applicable law and in accordance with the documentation relating thereto (the “Tender Offer Documents”) (which Tender Offer Documents shall be in substantially the same form as the latest draft received by the Lead Arrangers prior to the date of the Commitment Letter), as amended, waived or otherwise modified from time to time but without any modifications, waivers (including of any conditions to MergerSub’s obligations to consummate the Tender Offer, determined without regard to standards such as “unless otherwise satisfactory to, or determined or agreed by MergerSub”) or amendments thereof or any consents thereunder (except as expressly provided in the Merger Agreement) that are materially adverse to the interests of the Lenders under the GLI Bridge Facility (including, without limitation, any of the foregoing that results in an increase in the Equity Consideration or Share Price, unless consented to by the Lead Arrangers).

6.
GLI shall have engaged one or more investment banks reasonably satisfactory to the Lead Arrangers, on terms reasonably satisfactory to the Lead Arrangers, as consent solicitation agents with respect to the Secured Notes Consent and the Unsecured Notes Consent.  Each of the Consents shall have been launched promptly after the earlier of the Merger Agreement Date and the Redemption Date and the Target shall have used commercially reasonable efforts to obtain each of the Consents on the terms

2	Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit C is attached.

Exhibit C-1

described in the Commitment Letter (including the timing set forth in Exhibit A) and the Fee Letter at least 15 business days prior to the beginning of a Qualifying Marketing Period (as defined below) (the “Consent Expiration Date”); provided that the Target shall terminate any Consent that has not, as of the Consent Expiration Date, received the requisite consents required to make such Consent effective (whether or not such consent is subject to revocation); provided, further, that if either the Secured Notes Consent or the Unsecured Notes Consent is so terminated, and the Lead Arrangers so request (after consultation with GLI), then the Target shall have commenced the Secured Notes Change of Control Offer (and, if applicable, the Secured Notes Tender) and/or the Unsecured Notes Change of Control Offer (and, if applicable the Unsecured Notes Tender) no later than 15 business days prior to the beginning of a Qualifying Marketing Period.

7.	The initial extension of credit under the Target Senior Secured Facilities shall occur substantially concurrently therewith, provided that:

(i)
(x) the requisite consents required to make the Credit Agreement Consent effective shall not have been received (a “Credit Agreement Consent Failure Event”) or (y) the requisite consents required to make the Secured Notes Consent effective shall not have been received (a “Secured Notes Consent Failure Event”);

(ii)
if a Secured Notes Consent Failure Event shall exist, the Secured Notes Change of Control Offer (and, if requested by the Target Facilities Lead Arrangers, the Secured Notes Tender) shall have been launched in consultation with the Lead Arrangers and in accordance with the timing set forth in Exhibit A;

(iii)
unless (x) the Unsecured Notes Consent shall have been obtained or (y) either the Credit Agreement Consent and/or the Secured Notes Consent has been obtained and an Unsecured Notes Change of Control Shortfall shall exist, the Opco Bridge Facility shall have become effective; and

(iv)	unless none of the Credit Agreement Consent, the Secured Notes Consent and the Unsecured Notes Consent shall have been obtained, the Superholdco Bridge Facility shall have become effective.

8.	The funding of the loans under the Opco Bridge Facility shall occur substantially concurrently therewith, provided that:

(i)	if either a Credit Agreement Consent Failure Event or a Secured Notes Consent Failure Event (or both) shall exist, the Target Senior Secured Facilities shall have been obtained and become effective;

(ii)
(x) the requisite consents required to make the Unsecured Notes Consent effective shall not have been received and (y) the Unsecured Notes Change of Control Offer (and, if requested by the Target Facilities Lead Arrangers, the Unsecured Notes Tender) shall have been launched in consultation with the Lead Arrangers and in accordance with the timing set forth in Exhibit A; and

(iii)	unless none of the Credit Agreement Consent, the Secured Notes Consent and the Unsecured Notes Consent shall have been obtained, the Superholdco Bridge Facility shall have become effective.

9.	The funding of the loans under the Superholdco Bridge Facility shall occur substantially concurrently

Exhibit C-2

therewith, provided that:

(i)	at least one of (x) the Credit Agreement Consent, (y) the Secured Notes Consent and (z) the Unsecured Notes Consent shall have become effective,

(ii)	if either a Credit Agreement Consent Failure Event or a Secured Notes Consent Failure Event (or both) shall exist, the Target Senior Secured Facilities shall have been obtained; and

(iii)
unless (x) the Unsecured Notes Consent shall have been obtained or (y) either the Credit Agreement Consent and/or the Secured Notes Consent has been obtained and an Unsecured Notes Change of Control Shortfall shall exist, the Opco Bridge Facility shall have become effective.

10.
Absence of a “Target MAC” (or equivalent defined term) (as defined in the Merger Agreement; provided that such definition and all related definitions used in such defined term shall be reasonably satisfactory to the Lead Arrangers).

11.
The Lead Arrangers shall have received (a) the existing Mexican GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and its subsidiaries (other than the Target and its subsidiaries), on a consolidated basis, for the 2009, 2010 and 2011 fiscal years and, with respect to the 2010 and 2011 fiscal years, with customary reconciliation to IFRS, (b) IFRS unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and its subsidiaries (other than the Target and its subsidiaries), on a consolidated basis for each subsequent fiscal quarter ended at least 45 days before the Closing Date, (c) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target for the 2009, 2010 and 2011 fiscal years (and, to the extent the Closing Date occurs after the date that is 90 days after the end of the Target’s 2012 fiscal year, the 2012 fiscal year), (d) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target for each subsequent fiscal quarter ended at least 45 days before the Closing Date, and (e) the Information Memorandum ((a), (b), (c), (d) and (e), together with the pro forma financial statements described in the immediately following condition, collectively, the “Required Bank Information”).

12.
The Lead Arrangers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of (a) the Borrower and its subsidiaries (including the Target and its subsidiaries) on a consolidated basis, (b) the Borrower and its subsidiaries (other than the Target and its subsidiaries) on a consolidated basis and (c) the Target, each as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to paragraph 11 above, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements); provided that the pro forma financial statements described in clause (c) shall be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended (subject to exceptions customary for offerings conducted under Rule 144A or otherwise mutually agreed), including preliminary adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

13.	The Lead Arrangers shall have received a certificate from the chief financial officer of Borrower in form and substance reasonably satisfactory to the Lead Arrangers certifying that the Borrower and

Exhibit C-3

their respective subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

14.
All requisite governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent required (other than any such approvals or consents that are not material), all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions.

15.
The Investment Banks (as defined in the Fee Letter) shall have been retained and shall have received (x) a customary preliminary offering memorandum suitable for use in a customary “high yield road show” relating to offering of the Notes in a form customary for preliminary offering memoranda used in private placements of non-convertible debt securities, including a business discussion, financial statements (it being understood and agreed that the most recent financial statements shall not be more than 135 days old), pro forma financial statements and other customary financial data, in each case of the Borrower, of the type and form customarily included in offering memoranda, private placement memoranda and similar documents customarily used in Rule 144A offerings, to consummate an offering of the Notes (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-K Item 402(b), but shall include customary disclosure of certain guarantor and non-guarantor information) and all other data that would be necessary for the Investment Banks to receive a customary (for high yield debt securities) “comfort” letter (which shall also provide “negative assurance” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old) from independent accountants in connection with the offering of the Notes, (y) drafts of customary comfort letters from auditors of the Target (including “negative assurances” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old), which such auditors are prepared to issue upon completion of customary procedures (including, to the extent required, the limited review of quarterly financial statements) and (z) drafts of a customary “10b-5” disclosure letter from counsel to the Borrower and to the Investment Banks, each in form and substance customary for high yield debt securities offerings.  The Investment Banks shall have been afforded a Qualifying Marketing Period following the first date upon which the conditions set forth in the immediately preceding sentence shall have been satisfied to seek to offer and sell or privately place the Notes with qualified purchasers thereof. As used herein, “Qualifying Marketing Period” means a period of at least 15 consecutive business days ending prior to the Closing Date which period shall not include any days during or continue over the periods (i) commencing on July 1, 2012 and ending on July 8, 2012 or (ii) commencing on August 17, 2012 and ending on September 3, 2012; provided, that a Qualifying Marketing Period shall not commence until at least 21 consecutive days following the date on which the Borrower shall have provided each of S&P and Moody’s (the “Agencies”) with all information reasonably requested by the Agencies or by the Lead Arrangers in connection with procuring the Ratings.

16.
With respect to the GLI Bridge Facility, the Lead Arrangers shall have been afforded a Qualifying Marketing Period to seek to syndicate the GLI Bridge Facility following the first date upon which (i) the Required Bank Information has been delivered to the Lead Arrangers, (ii) the Secured Notes Consent shall have been obtained or the Secured Notes Change of Control Offer (and, if requested by the Target Facilities Lead Arrangers, the Secured Notes Tender) has been launched, (iii) the Unsecured Notes Consent shall have been obtained or the Unsecured Notes Change of Control Offer (and, if requested by the Target Facilities Lead Arrangers, the Unsecured Notes Tender) has been launched and (iv) MergerSub shall have notified the Lead Arrangers in writing that either or both

Exhibit C-4

of the Credit Agreement Consent and the Secured Notes Consent have failed and been terminated or otherwise been permanently abandoned.

17.
None of the Existing Credit Agreement nor any other debt instrument of the Target and its subsidiaries shall have been amended in any manner except as contemplated by paragraphs 5, 6 and 7 of the Transaction Description, and no default or event of default under any of the foregoing shall exist after giving effect to the Transactions.

18.
The execution and delivery of (i) the definitive credit documentation in respect of the GLI Bridge Facility, including promissory notes guaranteed (por aval) by each Guarantor (collectively, the “Credit Documentation”), which shall, in each case, be consistent with the Commitment Letter and the Term Sheets, subject to the Limited Conditionality Provisions set forth in the Commitment Letter (and your negotiation in good faith for distribution to Lenders of substantially complete drafts thereof no later than two business days prior to the Closing Date), and (ii) customary legal opinions, customary evidence of authorization, customary officer’s certificates, corporate records, good standing certificates (to the extent applicable).

19.
Subject in all respects to the Limited Conditionality Provisions, all documents and instruments required to create and perfect the security interest in the Collateral (as defined in Exhibit B) shall have been executed and delivered and, if applicable, be in proper form for filing.

20.
The Specified Merger Agreement Representations shall be true and correct to the extent described in the Limited Conditionality Provisions and the Specified Representations shall be true and correct in all material respects (or, to the extent limited by materiality therein, in all respects).

21.	The Borrower shall have complied in all material respects with its obligations under the Fee Letter.

22.
The Lead Arrangers shall have received, at least five business days prior to the initial funding of the GLI Bridge Facility, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, to the extent requested at least 10 days prior to the initial funding of the GLI Bridge Facility.

Exhibit C-5